Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

SELECT ENERGY SERVICES, INC.,

a Delaware corporation,

NAVY HOLDCO, LLC,

a Delaware limited liability company,

NAVY MERGER SUB, INC.,

a Delaware corporation,

and

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.,

a Delaware corporation

Dated as of December 12, 2021

TABLE OF CONTENTS

ARTICLE 1 THE INTEGRATED MERGERS; CLOSING		2
1.1	Merger of Merger Sub into the Company	2
1.2	Effect of the Integrated Mergers	3
1.3	Closing; Effective Time; Subsequent Merger Effective Time	3
1.5	Certificate of Incorporation and Bylaws of the Surviving Corporation; Directors and Officers of the Surviving Corporation	4
1.6	Organizational Documents of the Surviving Company; Officers of the Surviving Company	4

ARTICLE 2 CONVERSION OF SHARES AND EXCHANGE PROCEDURES		5
2.1	Conversion of Shares	5
2.2	Treatment of Company Warrants; Treatment of Company Equity Awards	6
2.3	Closing of the Company’s Transfer Books	8
2.4	Exchange of Certificates	8
2.5	Further Action	10

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		10
3.1	Organization and Good Standing	10
3.2	Authority; No Conflict	11
3.3	Capitalization	12
3.4	SEC Filings	13
3.5	Financial Statements	15
3.6	Absence of Certain Changes and Events	16
3.7	Information Supplied	16
3.8	Intellectual Property; Information Technology; Data Privacy	17
3.9	Property	19
3.10	Taxes	19
3.11	Employee Benefits	21
3.12	Compliance With Legal Requirements; Governmental Authorizations	23
3.13	Environmental Matters	24
3.14	Legal Proceedings	24
3.15	Contracts; No Defaults	25
3.16	Insurance	28
3.17	Labor and Employment Matters	28
3.18	Brokers	29
3.19	Customers and Suppliers	29
3.20	Rights Plan; Antitakeover Statutes	29
3.21	Interest of Officers and Directors	30
3.22	Compliance with U.S. Foreign Corrupt Practices Act and Other Applicable Legal Requirements	30
3.23	No Other Representations or Warranties	31

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ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT, HOLDCO LLC AND MERGER SUB		32
4.1	Organization and Good Standing	32
4.2	Authority; No Conflict	33
4.3	Capitalization	34
4.4	SEC Filings	35
4.5	Financial Statements	37
4.6	Information Supplied	37
4.7	Absence of Certain Changes and Events	37
4.8	Legal Proceedings	38
4.9	Brokers	38
4.10	Ownership of the Company Common Stock	38
4.11	Taxes	38
4.12	Compliance with Laws	39
4.13	No Other Representations or Warranties	39

ARTICLE 5 CERTAIN COVENANTS		40
5.1	Operation of the Company’s Business	40
5.2	Access and Investigation	44
5.3	Notification	44
5.4	No Solicitation by the Company	44
5.5	Registration Statement; Consent Statement	46
5.6	Company Written Consent	47
5.7	Cooperation; Regulatory Approvals	49
5.8	Disclosure	50
5.9	Tax Matters	50
5.10	Resignation of Directors	51
5.11	Listing	51
5.12	Delisting; Deregistration	51
5.13	Rule 16b-3	51
5.14	Employee Benefits	51
5.15	Indemnification of Officers and Directors	53
5.16	Financing Cooperation	55
5.17	Payment of Company Indebtedness; Finance Leases	57
5.18	Transaction Litigation	57
5.19	Anti-Takeover Statute	57
5.20	Control of Other Party’s Business	57

ARTICLE 6 CONDITIONS PRECEDENT		58
6.1	Conditions to Each Party’s Obligations	58
6.2	Conditions of Parent, Holdco LLC and Merger Sub	58
6.3	Conditions of the Company	59

ARTICLE 7 TERMINATION		60
7.1	Termination	60
7.2	Effect of Termination	62
7.3	Expenses; Termination Fees	62

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ARTICLE 8 MISCELLANEOUS PROVISIONS		64
8.1	Amendment	64
8.2	Remedies Cumulative; Waiver	64
8.3	No Survival	64
8.4	Entire Agreement	64
8.5	Execution of Agreement; Counterparts; Electronic Signatures	65
8.6	Governing Law	65
8.7	Exclusive Jurisdiction; Venue	65
8.8	Waiver of Jury Trial	66
8.9	Disclosure Schedules	66
8.10	Assignments and Successors	67
8.11	No Third-Party Rights	67
8.12	Notices	68
8.13	Construction; Usage	69
8.14	Enforcement of Agreement	70
8.15	Severability	70
8.16	Exculpation of Financing Sources; No Recourse	71
8.17	Certain Definitions	71

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 12, 2021, by and among: Select Energy Services, Inc., a Delaware corporation (“Parent”); Navy Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”); Navy Holdco, LLC, a Delaware limited liability company (“Holdco LLC”); and Nuverra Environmental Solutions, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 8.17.

RECITALS

WHEREAS, effective as of the Effective Time (as defined below), Parent, Merger Sub, and the Company intend to effect a merger (the “Merger”) of Merger Sub with and into the Company in accordance with this Agreement and the Delaware General Corporation Law (“DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent;

WHEREAS, following the Merger, the Parties intend to effect a merger (the “Subsequent Merger”) of the Surviving Corporation (as defined below) with and into Holdco LLC, a direct wholly owned subsidiary of Navy Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Holdings”), with Holdco LLC continuing as the surviving company and a wholly owned subsidiary of Holdings, in accordance with this Agreement and the Delaware Limited Liability Company Act (“DLLCA”); and

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) the Merger and the Subsequent Merger (together, the “Integrated Mergers”), taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (b) this Agreement constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, the Board of Directors of the Company, at a meeting duly called and held on or prior to the date hereof, has unanimously (a) approved this Agreement and the transactions contemplated hereby, including the Integrated Mergers (the “Contemplated Transactions”), (b) declared this Agreement and the Contemplated Transactions to be advisable and fair to and in the best interests of the Company’s stockholders, (c) directed this Agreement be submitted to the holders of shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), for adoption of this Agreement and (d) resolved to recommend to the stockholders of the Company that they vote in favor of the adoption of this Agreement in accordance with the DGCL;

WHEREAS, the Board of Directors of Parent, at a meeting duly called and held on or prior to the date hereof, has unanimously (a) approved this Agreement and the issuance of the shares of Class A common stock of Parent, par value $0.01 per share (“Parent Class A Common Stock”), pursuant to this Agreement (the “Parent Class A Common Stock Issuance”) and the other Contemplated Transactions, and (b) declared this Agreement and the Contemplated Transactions to be advisable and fair to and in the best interests of Parent’s stockholders;

WHEREAS, as an inducement to Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of (a) Ascribe II Investments LLC, a Delaware limited liability company, and Ascribe III Investments LLC, a Delaware limited liability company (collectively, “Ascribe”), and (b) Gates Capital Management, Inc., a Delaware corporation (“Gates” and, together with Ascribe, each a “Company Designated Stockholder”) have entered into voting and support agreements (the “Support Agreements”) pursuant to which, subject to the terms and conditions set forth therein, each Company Designated Stockholder has agreed to vote all shares of Company Common Stock held by such Company Designated Stockholder in favor of the approval and adoption of this Agreement and the Contemplated Transactions by (i) written consent in lieu of a meeting pursuant to Article Twelfth of the Company’s certificate of incorporation by executing and delivering the written consent substantially in the form attached hereto as Exhibit A (the “Company Written Consent”) promptly following the Form S-4 Registration Statement being declared effective by the SEC or (ii) at any Company stockholder meeting called for such purpose; and

WHEREAS, the Board of Directors of Merger Sub at a meeting duly called and held on or prior to the date hereof, has unanimously (a) determined that this Agreement and the Contemplated Transactions are fair to, and in the best interests of, Merger Sub’s sole stockholder, (b) approved and declared advisable this Agreement and the Contemplated Transactions and (c) submitted this Agreement to Parent, as sole stockholder of Merger Sub, for adoption thereby and recommended that Parent approve and adopt this Agreement and the Contemplated Transactions.

WHEREAS, the Board of Directors of Holdings, on behalf of Holdings in its capacity as the sole member of Holdco LLC at a meeting duly called and held on or prior to the date hereof, has unanimously (a) determined that this Agreement and the Contemplated Transactions, including the Subsequent Merger, are fair to, and in the best interests of, Holdco LLC’s sole member and (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the Subsequent Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1

THE INTEGRATED MERGERS; CLOSING

1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement

(a) At the Effective Time, Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall cease. Following the Effective Time, the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”).

(b) At the Subsequent Merger Effective Time, the Surviving Corporation will be merged with and into Holdco LLC and the separate existence of the Surviving Corporation shall cease. Following the Subsequent Merger Effective Time, Holdco LLC shall continue its existence under the laws of the State of Delaware as the surviving company (in such capacity, Holdco LLC is sometimes referred to herein as the “Surviving Company”).

1.2 Effect of the Integrated Mergers.

(a) At the Effective Time, the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

(b) At the Subsequent Merger Effective Time, the Subsequent Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Subsequent Merger Effective Time, all of the property, rights, privileges, powers and franchises of each of the Surviving Corporation and Holdco LLC shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and Holdco LLC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.

1.3 Closing; Effective Time; Subsequent Merger Effective Time.

(a) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Vinson & Elkins LLP, 1001 Fannin, Suite 2500, Houston, Texas 77002 or remotely by exchange of documents and signatures (or their electronic counterparts) as soon as practicable, but in no event later than the third Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) or at such other time and date as may be mutually agreed in writing by Parent and the Company (such date, the “Closing Date”).

(b) Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL (the “Certificate of Merger”) shall be duly executed by the Company and, as soon as practicable following the Closing, filed with the Secretary of State of the State of Delaware. The Merger shall become effective upon the later of: (a) the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or (b) such later date and time as may be specified in the Certificate of Merger as agreed to by the Parties. The time that the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

(c) As soon as practicable after the Closing, a certificate of merger with respect to the Subsequent Merger prepared and executed in accordance with the relevant provisions of the DGCL and the DLLCA (the “Subsequent Certificate of Merger”) shall be filed with the Secretary of State of the State of Delaware. The Subsequent Merger shall become effective one minute after the Effective Time (the “Subsequent Merger Effective Time”).

1.4 Effect of the Integrated Mergers on the Equity Interests of Constituent Entities.

(a) The Merger shall have the effects on the capital stock of the Company and Merger Sub as set forth in Article 2.

(b) At the Subsequent Merger Effective Time, (i) all capital stock of the Surviving Corporation issued and outstanding immediately prior to the Subsequent Merger Effective Time shall automatically be cancelled and extinguished and will cease to exist, and no consideration will be delivered in exchange therefor, and (ii) all of the membership interests of Holdco LLC issued and outstanding immediately prior to the Subsequent Merger Effective Time shall remain outstanding following the consummation of the Subsequent Merger and shall not be affected in any way by the Subsequent Merger.

1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation; Directors and Officers of the Surviving Corporation. At the Effective Time:

(a) the certificate of incorporation of the Company shall be amended and restated to read in its entirety as set forth in Exhibit B and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation;

(b) the bylaws of the Company shall be amended and restated to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Nuverra Environmental Solutions, Inc.,” and, as so amended and restated, shall be the bylaws of the Surviving Corporation; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

1.6 Organizational Documents of the Surviving Company; Officers of the Surviving Company. At the Subsequent Merger Effective Time:

(a) the certificate of formation and limited liability company agreement of Holdco LLC immediately prior to the Subsequent Merger Effective Time shall be the certificate of formation and the limited liability company agreement of the Surviving Company until amended or otherwise modified in accordance with their respective terms and applicable Legal Requirements.

(b) the officers of the Surviving Company immediately after the Subsequent Merger Effective Time shall be the respective individuals who are officers of Holdco LLC immediately prior to the Subsequent Merger Effective Time, and such officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Company.

ARTICLE 2

CONVERSION OF SHARES AND EXCHANGE PROCEDURES

2.1 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, or any holder of any of their securities:

(i) any shares of Company Common Stock then owned by the Company or held in the Company’s treasury shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any shares of Company Common Stock then owned by Parent or Merger Sub shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses (i) and (ii) of Section 2.1(a) and subject to Sections 2.1(b) and 2.1(c), each share of Company Common Stock then outstanding shall be converted into the right to receive a number of shares of Parent Class A Common Stock equal to the Exchange Ratio; and

(iv) each share of the common stock, $0.01 par value per share, of Merger Sub then outstanding shall be converted into and become one valid issue, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Class A Common Stock are changed into a different number or class of shares in each case by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization, or other similar transaction or event, or there occurs a record date with respect to any of the foregoing, then the Exchange Ratio shall be appropriately adjusted provided, that, nothing in this Section 2.1 shall be construed to permit the Company or Parent to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement.

(c) No fractional shares of Parent Class A Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Class A Common Stock (after aggregating all fractional shares of Parent Class A Common Stock issuable to such holder), in lieu of such fraction of a share and, upon surrender of such holder’s Company Stock Certificate or Book Entry Shares, shall receive a cash payment, without interest, representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by reasonable and customary fees of the Exchange Agent attributable to such sale) (as so reduced, the “Share Proceeds”) in one or more transactions of a number of shares of Parent Class A Common Stock, such number equal to the excess of (i) the aggregate number of shares of Parent Class A Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.4(a) over (ii) the aggregate number of whole shares of Parent Class A Common Stock to be distributed to the former holders of Company Common Stock pursuant to Section 2.4(b) (such excess being, the “Excess Shares”). As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of shares of Parent Class A Common Stock that would otherwise receive fractional shares, shall sell the Excess Shares at then-prevailing prices on the NYSE in the manner provided in this Section 2.1(c) and such transactions shall be executed in round lots to the extent practicable. Until the Share Proceeds of such sale or sales have been distributed to the former holders of Company Common Stock, or the Exchange Fund is terminated, the Exchange Agent shall hold such Share Proceeds in trust for the benefit of the holders of such shares of Parent Class A Common Stock (the “Fractional Share Proceeds”). The Exchange Agent shall determine the portion of the Fractional Share Proceeds to which each such former holder of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate Share Proceeds comprising the Fractional Share Proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of such shares of Parent Class A Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of such shares of Parent Class A Common Stock would otherwise be entitled. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional shares of Parent Class A Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

2.2 Treatment of Company Warrants; Treatment of Company Equity Awards.

(a) Prior to the Effective Time, the Company and Parent shall make all necessary and appropriate provisions to ensure that, from and after the Effective Time until the Expiration Time (as defined in the Warrant Agreement), holders of the Company Warrants have the right to acquire and receive, upon the exercise of such Company Warrants and payment of the Exercise Price, the number of shares of Parent Class A Common Stock that would have been issued or paid to the holders of the Company Warrants if such holders were to have exercised the Company Warrants by means of a Cash Exercise (as defined in the Warrant Agreement) immediately prior to the Effective Time, including any required notice to the holders of the Company Warrants and Parent’s assumption by written instrument of the obligations to deliver to each such holder such shares of Parent Class A Common Stock pursuant to the terms of the Warrant Agreement, and receive a number of shares of Parent Class A Common Stock equal to the Exchange Ratio.

(b) Prior to the Effective Time, the Company and Parent shall take all action as may be necessary or required in accordance with Legal Requirements and each Company Stock Plan (including the award agreements in respect of awards granted thereunder) to give effect to this Section 2.2(b) as follows:

(i) At the Effective Time, each Company RSU Award that does not vest at the Effective Time in accordance with its terms and is outstanding as of immediately prior to the Effective Time shall automatically, without any action on the part of the holder thereof, be cancelled and converted into and thereafter evidence a restricted stock unit award covering shares of Parent Class A Common Stock (“Converted Parent RSU Award”), with respect to that number of shares of Parent Class A Common Stock that is equal to the product of (x) the number of shares of Company Common Stock subject to such Company RSU Award as of immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, rounded down to the nearest whole share. Following the Effective Time, the Converted Parent RSU Award shall be subject to such other terms and conditions (including with respect to vesting) as applied to the corresponding Company RSU Award immediately prior to the Effective Time. At the Effective Time, each Company RSU Award that does vest at the Effective Time in accordance with its terms and is outstanding as of immediately prior to the Effective Time shall automatically, without any action on the part of the holder thereof, vest in full and be cancelled and converted into the right to receive a number of shares of Parent Class A Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such RSU Award as of immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, rounded down to the nearest whole share.

(ii) At the Effective Time, each Company PSU Award that is outstanding as of immediately prior to the Effective Time shall automatically, without any action on the part of the holder thereof, be cancelled and converted into and thereafter evidence a performance-based restricted stock unit award covering shares of Parent Class A Common Stock (“Converted Parent PSU Award”), with respect to that number of shares of Parent Class A Common Stock that is equal to the product of (x) the number of shares of Company Common Stock that would have been earned pursuant to such Company PSU Award based on actual achievement of any performance-based vesting conditions as of immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, rounded down to the nearest whole share. Following the Effective Time, the Converted Parent PSU Award shall be subject to such other terms and conditions (other than any performance-based vesting conditions) as applied to the corresponding Company PSU Award immediately prior to the Effective Time.

(iii) At the Effective Time, each Company Restricted Stock Award that is outstanding as of immediately prior to the Effective Time shall automatically, without any action on the part of the holder thereof, vest in full and be cancelled and converted into the right to receive a number of shares of Parent Class A Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such Company Restricted Stock Award as of immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, rounded down to the nearest whole share.

(iv) Prior to the Effective Time, the Company shall take such action and adopt such resolutions as are required to (i) effectuate the treatment of the Company RSU Awards, Company PSU Awards and Company Restricted Stock Awards pursuant to the terms of this Section 2.2(b), including to ensure that after the Effective Time, none of Parent, the Surviving Corporation or the Surviving Company shall be required to deliver any shares of Company Common Stock pursuant to or in settlement of any of the Company RSU Awards, Company PSU Awards or Company Restricted Stock Awards, and (ii) if requested by Parent, cause any or all of the Company Stock Plans to terminate at the Effective Time, subject to the treatment of the Company RSU Awards, Company PSU Awards and Company Restricted Stock Awards pursuant to the terms of this Section 2.2(b).

2.3 Closing of the Company’s Transfer Books. At the Effective Time: (a) all holders of shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company other than the right to receive shares of Parent Class A Common Stock (and cash in lieu of any fractional share of Parent Class A Common Stock) as contemplated by Section 2.1 and any dividends or other distributions payable pursuant to Section 2.4(c); and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock outstanding immediately prior to the Effective Time shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, any shares of Company Common Stock are presented to the Exchange Agent or to the Surviving Corporation, the Surviving Company or Parent, such shares of Company Common Stock shall be cancelled and shall be exchanged as provided in Section 2.4.

2.4 Exchange of Certificates.

(a) Prior to the Effective Time, Parent shall select a nationally-recognized commercial bank or trust company reasonably acceptable to the Company to act as exchange agent in the Merger (the “Exchange Agent”). Parent shall deposit, or shall cause to be deposited, with the Exchange Agent (by instruction to Parent’s transfer agent) promptly after the Effective Time, the shares of Parent Class A Common Stock issuable pursuant to Section 2.1 (which shall be in uncertificated book-entry form). The shares of Parent Class A Common Stock and cash Share Proceeds obtained by the Exchange Agent for use as payment for any fractional shares in accordance with Section 2.1(c) deposited with the Exchange Agent are referred to collectively as the “Exchange Fund.”

(b) As promptly as practicable after the Effective Time and in any event no later than three Business Days after the Closing Date, the Surviving Company shall cause the Exchange Agent to mail to the record holders of Company Common Stock (i) a letter of transmittal in customary form and containing such provisions as Parent and the Company reasonably agree prior to the Effective Time (including a provision confirming that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Stock Certificates to the Exchange Agent or, in the case of Book Entry Shares, upon adherence to the procedures set forth in the letter of transmittal), and (ii) instructions for use in effecting the surrender of such holder’s Company Stock Certificates and Book Entry Shares in exchange for shares of Parent Class A Common Stock (in uncertificated book-entry form). Exchange of any Book Entry Shares shall be effected in accordance with the Exchange Agent’s customary procedures with respect to securities represented by book entry. Upon surrender of a Company Stock Certificate or Book Entry Share to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, the holder of such Company Stock Certificate or Book Entry Share shall be entitled to receive in exchange therefor the number of whole shares of Parent Class A Common Stock (in uncertificated book-entry form) that such holder has the right to receive pursuant to the provisions of Section 2.1 (and cash in lieu of any fractional share of Parent Class A Common Stock). The Company Stock Certificate or Book Entry Share so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.4, each Company Stock Certificate or Book Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Class A Common Stock (and cash in lieu of any fractional share of Parent Class A Common Stock)

as contemplated by Section 2.1. If any Company Stock Certificate shall have been lost, stolen, or destroyed, Parent or the Exchange Agent may, in its discretion and as a condition precedent to the issuance of any shares of Parent Class A Common Stock, require the owner of such lost, stolen, or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent or the Exchange Agent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent, the Surviving Corporation or the Surviving Company with respect to such Company Stock Certificate.

(c) No dividends or other distributions declared or made with respect to Parent Class A Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate or Book Entry Share with respect to the shares of Parent Class A Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or Book Entry Shares in accordance with this Section 2.4 (at which time such holder shall be entitled, subject to the effect of applicable escheat law or similar Legal Requirement, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates or Book Entry Shares as of the date 180 days after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Stock Certificates or Book Entry Shares who have not theretofore surrendered their Company Stock Certificates or Book Entry Shares in accordance with this Section 2.4 shall thereafter look only to Parent for satisfaction of their claims for Parent Class A Common Stock, cash in lieu of fractional shares of Parent Class A Common Stock, and any dividends or distributions with respect to Parent Class A Common Stock, in each case without interest thereon.

(e) Each of the Exchange Agent, Parent, Merger Sub, Holdings, the Surviving Corporation and the Surviving Company shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of U.S. state or local or non-U.S. Tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld and paid over to the relevant Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) None of Parent, the Surviving Corporation or the Surviving Company shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any shares of Parent Class A Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, properly delivered to any public official pursuant to any applicable abandoned property law, escheat law, or similar Legal Requirement. Any shares of Parent Class A Common Stock, cash in lieu of fractional shares of Parent Class A Common Stock, and any dividends or distributions with respect to Parent Class A Common Stock (in each case, without interest thereon) remaining unclaimed by holders of shares of Company Common Stock three years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental body, agency, authority or entity) shall, to the extent permitted by applicable Legal Requirements, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g) The Exchange Agent shall invest any Fractional Share Proceeds delivered by Parent pursuant to Section 2.1(c) as directed by Parent; provided, that, no losses on such investments shall affect the cash payable to former holders of shares of Company Common Stock pursuant to this Article 2. Any interest and other income resulting from such investments shall be paid promptly to Parent.

2.5 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to vest the Surviving Corporation or the Surviving Company with full right, title, and possession of and to all rights and property of Merger Sub, the Surviving Corporation or the Company, as applicable, the officers and directors of the Surviving Corporation, the Surviving Company and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company, in the name of the Surviving Corporation, in the name of the Surviving Company and otherwise) to take such action.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) any Company SEC Report filed by the Company with the SEC since December 31, 2020 and publicly available prior to the date of this Agreement (excluding any disclosures set forth in any such Company SEC Report in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, cautionary, predictive or forward-looking in nature, other than historical facts included therein), or (ii) the Company Disclosure Schedule, the Company represents and warrants to Parent, Holdco LLC and Merger Sub as follows:

3.1 Organization and Good Standing.

(a) The Company and each of its Subsidiaries are corporations or other entities duly organized, validly existing, and in good standing under the laws of their respective jurisdictions of incorporation or organization, with full corporate or other entity power and authority to conduct their respective businesses as now being conducted, to own or use the respective properties and assets that they purport to own or use, and to perform all their respective obligations under Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets are bound, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries are duly qualified to do business and are in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by them, or the nature of the activities conducted by them, requires such qualification, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 3.1(b) of the Company Disclosure Schedule lists each of the Company’s Subsidiaries and sets forth as to each the type of entity, its jurisdiction of organization and its stockholders or other equity holders. The Company has made available to Parent prior to the date of this Agreement copies of the Organizational Documents of the Company and each of its Subsidiaries, as currently in effect.

3.2 Authority; No Conflict.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Contemplated Transactions have been duly and validly authorized by all necessary corporate action except for obtaining the Required Stockholder Approval (as defined below) and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Contemplated Transactions. The adoption of this Agreement by a majority of the outstanding shares of Company Common Stock at a meeting of the stockholders of the Company or by written consent of shareholders in lieu of a meeting is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Integrated Mergers (the “Required Stockholder Approval”). The Company Designated Stockholders collectively hold, in the aggregate, 13,648,539 shares of Company Common Stock. Upon the execution and delivery of the Company Written Consent by the Company Designated Stockholders in accordance with Section 5.6(a), the Required Stockholder Approval shall have been obtained. The Company Board, at a meeting duly called and held, has unanimously (i) approved this Agreement and the Contemplated Transactions, including the Merger, (ii) declared this Agreement and the Contemplated Transactions to be advisable and fair to and in the best interests of the Company’s stockholders, (iii) directed that the adoption of this Agreement be submitted for approval by written consent to the stockholders of the Company and (iv) resolved to recommend to the stockholders of the Company that they consent in writing to the adoption of this Agreement in accordance with the DGCL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by each of Parent, Holdco LLC and Merger Sub, constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by the Bankruptcy and Equity Exception.

(b) Except as set forth on Section 3.2(b) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of any of the Contemplated Transactions does or will (with or without notice or lapse of time or both) (i) contravene, conflict with, or result in a violation of the Organizational Documents of the Company or any of its Subsidiaries; (ii) assuming compliance with the matters referred to in Section 3.2(c), contravene, conflict with, or result in a violation of any Legal Requirement or any Order to which the Company or any of its Subsidiaries, or any of the assets owned or used by any of the Company or any of its Subsidiaries, is subject; (iii) assuming compliance with the matters referred to in Section 3.2(c), contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by the Company or any of its Subsidiaries; (iv) result in any violation or default (with or without notice or lapse of time, or both) under, or acceleration of any obligation or the loss, suspension, limitation or impairment of a benefit under (or right of the Company or any of its Subsidiaries to own or use any assets or properties required for the conduct of their respective businesses) or result in (or give rise to) any rights of termination, cancellation, first offer or first refusal, in each case, with respect to any of the properties or assets of the Company or any of its Subsidiaries under any provision of any Contract or any Company Permit; or (v) result in the imposition or creation of any Encumbrance (other than a Permitted Lien) upon or with respect to any of the assets owned or used by the Company or any of its Subsidiaries, except, in the case of clauses (ii), (iii), (iv) and (v), for any such conflicts, violations, breaches, defaults, or other occurrences that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the consummation of the Contemplated Transactions by the Company will not, require any Consent of, or filing with or notification to, any Governmental Body, except (i) for (A) applicable requirements, if any, of the Exchange Act, the Securities Act and state securities or “blue sky” Legal Requirements (“Blue Sky Laws”), (B) filing of the Certificate of Merger and the Subsequent Certificate of Merger with the Secretary of State of the State of Delaware, (C) the Required Stockholder Approval and (D) filings with the NYSE American and (ii) where failure to obtain such Consents, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.3 Capitalization.

(a) The authorized capital stock of the Company consists of one million (1,000,000) shares of Company Preferred Stock and seventy-five million (75,000,000) shares of Company Common Stock. As of the date of this Agreement, (i) 16,209,621 shares of Company Common Stock were issued and outstanding, including 77,679 shares of Company Common Stock subject to Company Restricted Stock Awards; (ii) no shares of Company Preferred Stock were outstanding; (iii) 189,873 shares of Company Common Stock were subject to Company RSU Awards; (iv) zero shares of Company Common Stock were subject to stock-settled Company PSU Awards (assuming performance-based vesting conditions are achieved); (v) 324,086 shares of Company Common Stock were reserved for issuance for equity-based awards not yet granted pursuant to the 2017 Plan; (vi) 97,939 shares of Company Common Stock were reserved for issuance for equity-based awards not yet granted pursuant to the 2018 Plan; (vii) 118,137 shares of the Company Common Stock are reserved for issuance upon exercise of the outstanding Company Warrants; (viii) 195,848 shares of Company Common Stock were held in the treasury of the Company; and (ix) no Voting Debt of the Company was outstanding. All outstanding shares of Company Common Stock are validly issued, fully paid and non-assessable and not subject to any preemptive rights. All outstanding shares of Company Common Stock have been issued in compliance in all material respects with applicable securities or other Legal Requirements. As of the date of this Agreement, the Company Warrants were exercisable for 118,137 shares of Company Common Stock in the aggregate at an exercise price of $39.82 per share (the “Exercise Price”). Except for the Company Warrants, Company RSU Awards, Company PSU Awards, Company Restricted Stock Awards, and as set forth in this Section 3.3(a), as of the date of this Agreement, there are outstanding: (1) no securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or Voting Debt of the Company and (2) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the Company or any of its Subsidiaries is a party or by which it is bound in any case obligating the Company or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock of the Company or any Voting Debt of the Company or other voting securities of the Company, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

(b) All shares of Company Common Stock subject to issuance as described in this Section 3.3 will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid, and nonassessable. Neither the Company nor any of its Subsidiaries has any Contract or other obligation to make any investment (in the form of a loan, capital contribution, or otherwise) in any of the Company’s Subsidiaries or any other Person. Neither the Company nor any of its Subsidiaries owns, or has any Contract or other obligation to acquire, any equity securities or other securities of any Person (other than Subsidiaries of the Company). Neither the Company nor any of its Subsidiaries is or has ever been a general partner of any general or limited partnership (other than Subsidiaries of the Company).

(c) Other than the Support Agreements, there are no stockholder agreements, voting trusts or other agreements to which the Company is a party or by which it is bound relating to the voting of any shares of Company Common Stock.

(d) Each outstanding share of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid, and nonassessable. All outstanding shares of capital stock of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Encumbrances (other than Permitted Liens). As of the date of this Agreement, there are no outstanding: (1) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of a Subsidiary of the Company or Voting Debt of a Subsidiary of the Company or (2) options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the any of the Subsidiaries of the Company is a party or by which it is bound in any case obligating the Company or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock of the Subsidiaries of the Company any Voting Debt of the Subsidiaries of the Company or other voting securities of the Subsidiaries of the Company, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. No Subsidiary of the Company owns any capital stock of the Company.

3.4 SEC Filings.

(a) Since the Applicable Date, the Company has timely filed or furnished all forms, reports, registration statements and other documents required to be filed or furnished by it with the SEC. Each of the forms, reports, registration statements and other documents filed or furnished by the Company with the SEC since the Applicable Date (such forms, reports, registration statements, and other documents, whether or not available through EDGAR, are collectively referred to herein as the “Company SEC Reports”) (i) as of the date of the filing of such report, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations thereunder, and the rules and regulations of any applicable national securities exchange, and (ii) as of its filing date

(or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no material outstanding or unresolved comments in any comment letters received by the Company from the SEC or its staff, and, to the Knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review. No Subsidiary of the Company is, or has been, subject to any requirement to file periodic reports under the Exchange Act or is otherwise required to file any periodic statements, schedules, reports, forms or other documents with the SEC.

(b) The Company Common Stock is registered pursuant to Section 12(b) of the Exchange Act and listed on the NYSE American, and the Company has taken no action designed to, or which to the Knowledge of the Company is reasonably likely to have the effect of, terminating the registration of the Company Common Stock under the Exchange Act or delisting the Company Common Stock from the NYSE American, and nor has the Company received any notification that the SEC is contemplating terminating such registration or that the NYSE American is contemplating such delisting. Except as set forth on Section 3.4(b) of the Company Disclosure Schedule, the Company is, and since the Applicable Date, has been, in compliance with the applicable NYSE American rules, including its listing requirements for the continued trading of the Company Common Stock on the NYSE American.

(c) Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and former principal financial officer of the Company) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder and under the Exchange Act with respect to Company SEC Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(d) The Company has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as required by Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information related to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company, in the reports that it files or submits under the Exchange Act is accumulated and communicated to the principal executive officer and principal financial officer of the Company, to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

(e) The Company has implemented and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements. The Company’s management, with the participation of the Company’s principal executive and financial officers, has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2020, and such assessment concluded that such internal controls were effective using the framework specified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

(f) Since the Applicable Date, there have not been any changes in the Company’s internal controls over financial reporting that are reasonably likely to materially affect the Company’s and its Subsidiaries’ internal controls over financial reporting. Based on its most recent evaluation of its internal controls prior to the date hereof, the Company has disclosed to its auditors and its audit committee (A) all known significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report its consolidated financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(g) Since the Applicable Date, no personal loan or other extension of credit by the Company or any Subsidiary to any of its or their executive officers or directors has been made or modified in violation of Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act.

(h) Except as set forth on Section 3.4(h) of the Company Disclosure Schedule, since the Applicable Date, to the Company’s Knowledge, there has not been any complaint, allegation, assertion, or claim, whether written or made to a whistleblower hotline, regarding the accounting or auditing practices, procedures, methodologies, or methods of the Company or any of its Subsidiaries or their internal control over financial reporting, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

3.5 Financial Statements.

(a) Each of the financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the Company SEC Reports (collectively, the “Company Financial Statements”) complied as to form in all material respects with the rules and regulations of the SEC as of the date of the filing of such reports, was prepared from, and is in accordance with, the books and records of the Company and its Subsidiaries, was prepared in accordance with GAAP applied on a consistent basis during the period involved (except as may be indicated in the Company Financial Statements or the notes thereto), and fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flow of the Company and its Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of interim financial statements, to (i) the omission of notes to the extent permitted by Regulation S-X and (ii) normal, recurring year-end adjustments. No financial statements of any Person other than the Company and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.

(b) Except as set forth on Section 3.5(b) of the Company Disclosure Schedule, there are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise that would be required by GAAP to be reflected in a consolidated balance sheet of the Company and its Subsidiaries, other than: (i) liabilities adequately provided for on the balance sheet of the Company dated as of December 31, 2020 (including the notes thereto) contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020; (ii) liabilities incurred since December 31, 2020 in the ordinary course of business consistent with past practice; (iii) current liabilities for fees and expenses incurred in connection with the Contemplated Transactions; (iv) liabilities incurred as permitted under Section 5.1(b)(viii); and (v) liabilities that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 Absence of Certain Changes and Events. Since December 31, 2020 and through the date of this Agreement, (a) the Company and each of its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice, (b) there has not been a Company Material Adverse Effect, and no circumstance, development, change, event, effect or occurrence has occurred that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect and (c) except as set forth on Section 3.6(c) of the Company Disclosure Schedule, there has not been any action or event of the type that would have required the consent of Parent under Sections 5.1(b)(iv) through (x), (xiii), (xiv) or (xviii) through (xxi) if such action or event had been taken or occurred after the date of this Agreement.

3.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion in the Combined Consent Statement/Prospectus will, at the time the Combined Consent Statement/Prospectus is mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Combined Consent Statement/Prospectus and the Form S-4 Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation is made by the Company with respect to statements made therein based on information supplied by Parent, Holdco LLC or Merger Sub for inclusion therein.

3.8 Intellectual Property; Information Technology; Data Privacy.

(a) Section 3.8(a) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all U.S., state and foreign: (i) Patents owned by the Company or any of its Subsidiaries, (ii) Registered Trademarks owned by the Company or any of its Subsidiaries, (iii) domain names registered by the Company or any of its Subsidiaries and (iv) Registered Copyrights owned by the Company or any of its Subsidiaries. To the Knowledge of the Company, the Owned Company IP is valid, subsisting, and enforceable as permitted by applicable Legal Requirements.

(b) Except as set forth on Section 3.8(b) of the Company Disclosure Schedule, or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries collectively own all right, title, and interest in, or have the right to use, all of the Company IP free and clear of all Encumbrances and (ii) the Company and its Subsidiaries are the sole beneficial owners, and, with respect to applications and registrations, record owners, of all the Owned Company IP. The Company and its Subsidiaries have taken reasonable actions to protect the confidentiality of their Trade Secrets and other confidential information in their possession.

(c) To the Knowledge of the Company, no third party is in default of any material obligation related to an express grant to such third party of a right to use the Intellectual Property set forth on Section 3.8(a) of the Company Disclosure Schedule. Use by the Company and its Subsidiaries of any Company IP, and the conduct of their respective businesses, does not infringe, misappropriate, or otherwise violate and has not infringed, misappropriated or otherwise violated any Intellectual Property of any Person, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. No Legal Proceeding is pending or, to the Knowledge of the Company, has been threatened in writing against the Company or any of its Subsidiaries with regard to the Company’s or any of its Subsidiaries’ alleged infringement, misappropriation, or other violation of Intellectual Property or the validity or enforceability of any Owned Company IP, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) To the Knowledge of the Company, no Person, directly or indirectly, is infringing, misappropriating, diluting or otherwise violating or has infringed, misappropriated, diluted or otherwise violated any rights of the Company or any of its Subsidiaries in or to any Company IP in any material respect. No Legal Proceeding is pending or, to the Knowledge of the Company, has been threatened in writing by the Company or any of its Subsidiaries against any Person with regard to such Person’s alleged infringement, misappropriation, or other violation any Owned Company IP, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(e) No current or former partner, director, officer, or employee of the Company or any of its Subsidiaries will, after giving effect to each of the Contemplated Transactions, own or retain any ownership rights in or to, have the right to receive any royalty or other payment with respect to, any Company IP. Each item of Company IP will continue to be owned by or licensed to the Company or its Subsidiaries on identical terms and conditions immediately following the consummation of the Contemplated Transactions as are in effect immediately prior to such consummation.

(f) The Software developed, owned, purported to be owned, distributed, or made available by the Company or any of its Subsidiaries (“Company Proprietary Software”) does not contain, and is not distributed with, any Open Source Software in any manner that would restrict the ability of the Company or any of its Subsidiaries to protect its proprietary interests in any such Software, product or service, including protecting the Company IP therein, or in any manner that requires, or purports to require: (i) any Owned Company IP be disclosed or distributed in source code form or be licensed for the purpose of making derivative works; (ii) any restriction on the consideration to be charged for the distribution of any Owned Company IP; (iii) the creation of any obligation for the Company or any of its Subsidiaries with respect to any Owned Company IP, or the grant to any third party of any rights or immunities under any Owned Company IP; or (iv) any other limitation, restriction or condition on the right of the Company or any of its Subsidiaries with respect to its use or distribution of any Owned Company IP.

(g) To the Knowledge of the Company, there are no technical problems with any Company Proprietary Software that do or would reasonably be expected to materially and adversely affect the performance of such Company Proprietary Software or cause such Company Proprietary Software to fail to substantially conform to their written specifications other than routine software bugs or glitches that are promptly remedied in the ordinary course of the Company’s and its Subsidiaries’ businesses.

(h) The Company and its Subsidiaries have taken commercially reasonable steps to provide for the backup and recovery of data and information, have commercially reasonable disaster recovery plans, procedures and facilities, and, as applicable, have taken commercially reasonable steps to implement such plans and procedures, including by implementing plans and procedures that monitor network traffic for threats and scan and assess vulnerabilities in the IT Systems owned or controlled by the Company or any of its Subsidiaries (“Company IT Systems”). In the past six (6) years, to the Knowledge of the Company, there has been no failure, material substandard performance, or breach of any Company IT Systems or IT Systems of the Company’s or any of its Subsidiaries’ contractors that has caused any material disruption to the business of the Company or any of its Subsidiaries or resulted in any unauthorized disclosure of or access to any data owned, collected, controlled or otherwise processed by the Company. The Company has taken reasonable technical, administrative, and physical measures to protect the integrity and security of the Company IT Systems and the data stored thereon from unauthorized use, access, or modification.

(i) The Company and its Subsidiaries have materially complied with all Contracts, standards, privacy policies, and Legal Requirements applicable to the Company and its Subsidiaries regarding the collection, use, disclosure, retention or other processing of Personal Information, including any applicable data privacy laws, industry security standards (e.g., Payment Card Industry Data Security Standards), consumer protection laws, or agreements with third parties. The Company has not provided or, to the Knowledge of the Company, been legally required to provide any notice to data owners or a governmental authority in connection with any unauthorized access, use, or disclosure of Personal Information.

3.9 Property.

(a) Except as set forth on Section 3.9(a) of the Company Disclosure Schedule, or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) have good, valid and indefeasible title to, or a valid and subsisting leasehold interest or other comparable Contract rights in or relating to, all of the Company Real Property Interests, including real property that they purport to own in fee (the “Company Owned Real Property”) or lease (the “Company Leased Real Property”), as applicable, or that is necessary for the conduct of their business as currently conducted, including good, valid and indefeasible title to all Company Owned Real Property and a valid and subsisting leasehold or comparable interest in all Company Leased Real Property included in the Company SEC Reports as being owned or leased by the Company and its Subsidiaries or acquired after the date thereof (other than Company Owned Real Property and Company Leased Real Property sold or otherwise disposed of in the ordinary course of business consistent with past practice since the date thereof), in each case free and clear of all Encumbrances except Permitted Liens, and (ii) are the lessee of all Company Leased Real Property material to the business of the Company and its Subsidiaries which is purported to be leased by the Company and its Subsidiaries and are in undisturbed and peaceable possession of such properties, subject only to Permitted Liens, and each lease for such real property is valid and in full force and effect, without material default (or matters which, with notice or the passage of time, or both, would constitute a material default) thereunder by the lessee or, to the Knowledge of the Company, the lessor and enforceable in accordance with its terms, except as such enforcement may be limited by the Bankruptcy and Equity Exception.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) have good and valid title to, or a valid and subsisting leasehold interest or other comparable Contract rights in or relating to, all of the material personal properties and assets, tangible and intangible, that they purport to own or lease or hold an easement interest in and that are used in or necessary for the conduct of their business as currently conducted, including good and valid title to, or (as applicable) a valid and subsisting leasehold or comparable interest in, all material personal properties and assets, tangible and intangible, and all other assets, reflected in the latest audited Company Financial Statements as being owned or leased by the Company and its Subsidiaries or acquired after the date thereof (other than personal property sold or otherwise disposed of in the ordinary course of business consistent with past practice since the date thereof), free and clear of all Encumbrances except Permitted Liens and (ii) are collectively the lessee of all personal property material to the business of the Company and its Subsidiaries which is purported to be leased by the Company and its Subsidiaries, and each lease for such personal property is valid and in full force and effect.

3.10 Taxes.

(a) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been duly and timely filed (taking into account any valid extension of time with which to file), and each such Tax Return is true, correct and complete in all material respects. All material Taxes that are due and payable by the Company or any of its Subsidiaries (or for which the Company or any of its Subsidiaries may otherwise be liable) have been timely paid in full (whether or not disputed and whether or not reflected on any Tax Return).

All material Tax withholding and deposit requirements imposed on or with respect to the Company or any of its Subsidiaries have been satisfied. There are no Encumbrances (other than Permitted Liens for current period Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

(b) There is no outstanding material claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Body, and no written claim has been made by a Governmental Body in a jurisdiction where the Company or any of its Subsidiaries, as applicable, does not file Tax Returns or pay Taxes that it is obligated to file Tax Returns or pay Taxes in such jurisdiction. There is no pending audit, examination or other proceeding (and the Company and its Subsidiaries have not received written notice of any proposed or threatened audit, examination or other proceeding) relating to the assessment or collection of any material Taxes due from the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has granted any currently effective extension or waiver of the limitation period with respect to the assessment or collection of any Tax or agreed to any currently effective extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(d) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, sharing or indemnity Contract or arrangement (other than (1) an agreement or arrangement solely among the members of a group comprised of the Company and/or any of its Subsidiaries or (2) any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business consistent with past practice, the primary purpose of which does not relate to Taxes). Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Legal Requirements), as a transferee or successor, by Contract (other than any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business consistent with past practice, the primary purpose of which does not relate to Taxes) or otherwise. Other than the consolidated group the common parent of which was or is the Company, neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group for U.S. federal, state or local or non-U.S. Tax purposes.

(e) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period (or portion thereof) ending after the Closing Date as a result of (i) an adjustment under either Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Tax Legal Requirements) by reason of a change in method of accounting or otherwise on or prior to the Closing Date for a taxable period ending on or prior to the Closing Date, (ii) a “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Tax Legal Requirements) executed on or prior to the Closing Date, (iii) an intercompany transaction or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of U.S. state or local or non-U.S. Tax Legal Requirements) entered into or created on or prior to the Closing Date, (iv) an installment sale or open transaction disposition made on or prior to the Closing Date, (v) the cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date, or (vi) a prepaid amount received on or prior to the Closing Date;

(f) Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Governmental Body relating to Taxes that will be binding on it for any taxable period beginning on or after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Legal Requirements).

(g) Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or any transaction under a corresponding or similar provision of U.S. state or local or non-U.S. Tax Legal Requirements.

(h) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock qualifying or intended to qualify for tax-deferred treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement or as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(i) The Company is not an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.

(j) Neither the Company nor any of its Subsidiaries is aware, after reasonable diligence, of the existence of any fact or circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.11 Employee Benefits.

(a) Section 3.11(a) of the Company Disclosure Schedule includes a true and complete list of each of the following (collectively referred to as the “Company Benefit Plans,” and each individually referred to as a “Company Benefit Plan”) that is sponsored, maintained or contributed to or by the Company or any of its ERISA Affiliates or with respect to which the Company could have any liability, or has been so sponsored, maintained or contributed to within the last six years by the Company or any of its ERISA Affiliates:

(i) each “employee benefit plan,” as such term is defined in Section 3(3) of Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (including employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA); and

(ii) each material equity option plan, equity appreciation rights plan, restricted equity plan, phantom equity plan, equity based compensation arrangement, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance or termination pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation arrangement, change in control plan or agreement, retention plan, agreement or arrangement, consulting agreement, employment agreement, hospitalization or other medical or dental, life or other insurance, supplemental unemployment benefits plan or agreement or policy or other arrangement providing employment-related compensation, fringe benefits and each other employee benefit plan, agreement, arrangement, program, policy, practice or understanding that is not described in Section 3.11(a)(i).

(b) The Company has made available to Parent or its representatives true, correct and complete copies of each of the Company Benefit Plans, and, as applicable, all summary plan descriptions and including all amendments thereto. The Company has also made available to Parent or its representatives, with respect to each Company Benefit Plan and to the extent applicable, true, correct and complete copies of: (i) the most recent annual or other reports filed with each Governmental Body and all schedules thereto, (ii) the insurance contract and other funding agreement, and all amendments thereto, (iii) the most recent determination letter or opinion letter issued by the IRS and (iv) all material notices, letters or other correspondence from any Governmental Body.

(c) Neither the Company nor any of the Company’s ERISA Affiliates contributes to or has any obligation to contribute to, or has at any time within six years prior to the Closing Date contributed to or had an obligation to contribute to, and no Company Benefit Plan is (i) a multiemployer plan within the meaning of Section 3(37) of ERISA, (ii) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “multiple employer plan” (as defined in Section 413(c) of the Code).

(d) Except as would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries:

(i) each Company Benefit Plan has been established, administered, operated, funded and maintained in compliance with its terms and all applicable Legal Requirements, including ERISA, the Patient Protection and Affordable Care Act and the Code;

(ii) each of the Company Benefit Plans intended to be qualified under Section 401(a) of the Code (A) satisfies the requirements of Section 401(a) of the Code, (B) is maintained pursuant to a prototype document approved by the IRS, and is entitled to rely on an advisory or opinion letter issued by the IRS with respect to such prototype document, or has received a favorable determination letter from the IRS regarding such qualified status, (C) has been amended as required by applicable Legal Requirements to maintain qualified status, and (D) there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect such qualified status;

(iii) there are no claims pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened against, or with respect to, any of the Company Benefit Plans or their assets;

(iv) all contributions required to be made to the Company Benefit Plans pursuant to their terms and provisions or pursuant to applicable Legal Requirements have been timely made and all benefits accrued under any unfunded Company Benefit Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP; and

(v) no act, omission or transaction has occurred which would result in imposition on the Company, directly or indirectly, of (A) breach of fiduciary duty liability damages under Section 409 of ERISA, (B) a penalty assessed pursuant to Section 502 of ERISA or (C) a Tax imposed pursuant to Chapter 43 of Subtitle D of the Code.

(e) Except as specifically set forth on Section 3.11(e) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will (either alone or in conjunction with any other event), (i) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries; or (ii) result in an “excess parachute payment” (within the meaning of Section 280G(b) of the Code) to any “disqualified individual” (within the meaning of Section 280G(c) of the Code) of the Company or any of its Subsidiaries. No Company Benefit Plan provides for the gross-up, reimbursement or indemnification of any Taxes, including any Taxes imposed by Section 409A or 4999 of the Code.

(f) Except to the extent required pursuant to Section 4980B of the Code and the corresponding provisions of ERISA or other applicable Legal Requirements, no Company Benefit Plan or Contract provides retiree medical or retiree life insurance benefits to any Person, and the Company is not contractually or otherwise obligated (whether or not in writing) to, and the Company has never represented that it will, provide any Person with life insurance or medical benefits upon retirement or termination of employment.

3.12 Compliance With Legal Requirements; Governmental Authorizations.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since the Applicable Date have been, in compliance with, and are not in default or in violation of, any Legal Requirement. Neither the Company nor any of its Subsidiaries has received, at any time since the Applicable Date, any written notice or, to the Knowledge of the Company, other communication from any Governmental Body or any other Person regarding (A) any actual or alleged violation of, or failure to comply with, any Legal Requirement, or (B) any actual or alleged obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any material remedial action of any nature.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries hold all of the permits, certificates, licenses, registrations, variances, exemptions, orders, approvals and other Governmental Authorizations that are material to the operation of the business of the Company and its Subsidiaries in accordance with applicable Legal Requirements (collectively, the “Company Permits”), (ii) the Company and its Subsidiaries are, and at all times since the Applicable Date, have been, in compliance with all Company Permits and (iii) each Company Permit is valid and in full force and effect.

3.13 Environmental Matters. Except as set forth on Section 3.13 of the Company Disclosure Schedule, or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the ongoing operations of the Company and its Subsidiaries:

(a) the Company and its Subsidiaries are, and during the relevant time periods specified pursuant to all applicable statutes of limitations have been, in compliance with, and are not currently in violation of, any applicable Environmental Laws;

(b) the Company and its Subsidiaries have obtained and have been and are in compliance with all Company Permits required under Environmental Laws (collectively, the “Company Environmental Permits”) to operate and conduct their respective businesses as presently operated and conducted;

(c) there is no Contamination of or at the Facilities of the Company (including surface soils, subsurface strata, groundwater, surface water, buildings, or other structures) with respect to which any investigatory, remedial or corrective action by the Company or any of its Subsidiaries is presently required under Environmental Laws;

(d) neither the Company nor any of its Subsidiaries has Released any Hazardous Substance into the environment in a manner that could reasonably be expected to result in liabilities under Environmental Laws;

(e) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim, citation, summons, complaint, order or request for information, and, no investigation, action, claim, suit, proceeding or review is pending or, to the Knowledge of the Company, threatened by any Person against the Company or any of its Subsidiaries in each case, with respect to matters arising out of or related to any Environmental Law;

(f) neither the Company nor any of its Subsidiaries is subject to any Order or other agreement with any Governmental Body or to any indemnity or other agreement with any third Person relating to a liability or obligation under any Environmental Law or assigning liability to the Company or any of its Subsidiaries in respect of Hazardous Substances; and

(g) to the Knowledge of the Company, there are no circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claims, liability, obligations, investigations, costs, or restrictions on the ownership, use, or transfer of any property of the Company or any of its Subsidiaries pursuant to any Environmental Law.

3.14 Legal Proceedings. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Legal Proceeding pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Body or arbitrator outstanding against the Company or any of its Subsidiaries. To the Knowledge

of the Company, as of the date of this Agreement, no officer or director of the Company is a defendant in any material Legal Proceeding in connection with his or her status as an officer or director of the Company or any of its Subsidiaries. There is no judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Body in effect to which the Company or any of its Subsidiaries is a party or subject that materially interferes with, or would be reasonably likely to materially interfere with, the business of the Company or any of its Subsidiaries as currently conducted or prevent the ability of the Company and its Subsidiaries to consummate the Contemplated Transactions by the End Date.

3.15 Contracts; No Defaults.

(a) Section 3.15(a) of the Company Disclosure Schedule contains a complete and accurate list of all Company Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound as of the date of this Agreement. The Company has, prior to the date of this Agreement, delivered or made available to Parent copies of each Company Material Contract (and its material related schedules, exhibits and appendices) as in effect as of the date of this Agreement, other than Agreements that have been filed without redaction prior to the date of this Agreement as an exhibit to a Company SEC Report that is publicly available on EDGAR. For purposes of this Agreement, “Company Material Contract” means each Company Contract (including any amendment thereto):

(i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) except as set forth in (v) below, to which or with respect to which any director, officer or Affiliate (excluding Subsidiaries of the Company) of the Company or any of its Subsidiaries are parties or express beneficiaries;

(iii) evidencing Indebtedness of the Company or any of its Subsidiaries or that relates to the mortgaging or pledging or otherwise placing a Lien on, any of the material assets or equity interests of the Company or any of its Subsidiaries, except for Company Contracts relating to trade receivables;

(iv) that expressly (A) restricts or prohibits the business activity of the Company or any of its Subsidiaries, (B) limits the freedom of the Company or its Subsidiaries to engage in any line of business or to compete with any other Person or in any geographic area or during any time, excluding, in each case clauses in commercial contracts entered into in the ordinary course of business consistent with past practice restricting the disclosure of confidential information, or (C) includes any provisions in respect of exclusivity, most favored nations pricing, minimum purchase or sale guarantees, non-solicitation of any Person or similar concepts that are material to the Company and its Subsidiaries;

(v) relating to the employment of, or the performance of services by, any employee or independent contractor, or pursuant to which the Company or any of its Subsidiaries is or may become obligated to make any severance, termination, or similar payment to any current or former employee or director; or pursuant to which the Company or any of its Subsidiaries is or may become obligated to make any bonus or similar payment (other than payments constituting base salary) in excess of $75,000 to any single current or former employee, director or independent contractor or in excess of $150,000 to any group of current or former employees, directors or independent contractors;

(vi) any collective bargaining agreement or other Company Contracts with any labor union;

(vii) providing for indemnification of any officer, director, employee, or agent;

(viii) (A) relating to the acquisition, issuance, voting, registration, sale, or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance, or any similar right with respect to any securities, or (C) providing the Company or any of its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

(ix) to which any Major Customer or any of its Affiliates is a party or under which such Major Customer or its Affiliates have any rights or obligations;

(x) that requires the Company or any of its Subsidiaries to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person, in excess of $100,000;

(xi) that relates to the sale, transfer or other disposition of a business, real or personal property, or assets by the Company or any of its Subsidiaries in excess of $250,000;

(xii) that relates to the purchase or acquisition of a business or assets where the remaining payment obligations as of the date of this Agreement are in excess of $250,000;

(xiii) pursuant to which the Company or any of its Subsidiaries has any potential continuing indemnification obligations in excess of $250,000;

(xiv) pursuant to which the Company or any of its Subsidiaries has any potential continuing guarantee, “earnout” or other contingent, deferred or fixed payment obligations in excess of $100,000;

(xv) that grants any third Person, or obligates the Company or any of its Subsidiaries to exercise, an option or other preferential right to purchase, sell, lease, encumber or transfer any right, title or interest in and to any material property of the Company or any of its Subsidiaries;

(xvi) any Contract with any financial advisor or investment or commercial bank that will be binding on the Company or any of its Subsidiaries after Closing (other than those that contain only customary indemnification provisions);

(xvii) any Contract that relates to or involves future expenditures, receipts or payments by the Company or any of its Subsidiaries of more than $250,000 in any one (1) year period that cannot be terminated on less than sixty (60) days’ notice without material payment or penalty;

(xviii) any Contract that contains any provisions that restrict any Person from (i) offering or proposing (whether publicly or otherwise) to acquire any capital stock of the Company (whether directly or indirectly or whether through an acquisition, tender offer, exchange offer, merger or otherwise) or (ii) taking actions that are intended to result in a change of control of the Company;

(xix) any Contract pursuant to which (i) Intellectual Property that is material to the business of the Company or its Subsidiaries or involves consideration in excess of $100,000 is licensed to the Company or any of its Subsidiaries (other than license agreements for unmodified “off-the-shelf” software on generally standard terms and conditions involving total consideration of less than $25,000) or (ii) the Company or any of its Subsidiaries has granted a right with respect to Intellectual Property that is material to the business of the Company or its Subsidiaries, other than implied licenses granted in the ordinary course of business;

(xx) any Contract that grants an Encumbrance on any material asset of the Company or any of its Subsidiaries; and

(xxi) any other Contract, if a breach or termination of such Contract could have a Company Material Adverse Effect.

(b) Each Company Material Contract is valid and in full force and effect and is enforceable in accordance with its terms against the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, the other parties thereto (in each case subject to the Bankruptcy and Equity Exception), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) neither the Company nor any of its Subsidiaries has violated or breached, or committed any default under, any Company Material Contract; and, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any Company Material Contract; and

(ii) neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, other communication that there has been any violation or breach of, or default under, any Company Material Contract by the Company or any of its Subsidiaries.

3.16 Insurance. Section 3.16 of the Company Disclosure Schedule sets forth all material insurance policies issued in favor of the Company or any of its Subsidiaries (the “Company Insurance Policies”). The Company Insurance Policies are each valid and currently effective insurance policies issued in favor of the Company or its Subsidiary, as applicable, and is adequate and otherwise customary for companies of similar size, financial condition and operational risk profile. All Company Insurance Policies are in full force and effect, all premiums due thereon have been paid, and the Company and its Subsidiaries have complied with the provisions of such policies. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Company Insurance Policy. As of the date of this Agreement, there is no claim by the Company or any of its Subsidiaries pending under any Company Insurance Policy that, to the Knowledge of the Company, has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or that, if not paid, would not be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received any written notice from or on behalf of any insurance carrier that there will be a cancellation or nonrenewal of any Company Insurance Policy.

3.17 Labor and Employment Matters.

(a) Except as set forth on Section 3.17(a) to the Company Disclosure Schedule, since the Applicable Date, neither the Company nor any of its Subsidiaries has been a party to, or bound by, any collective bargaining agreement, or other Contract with a labor union or labor organization or other representative of employees.

(b) Since the Applicable Date, there have been no strikes, lockouts or work stoppages existing or, to the Company’s Knowledge, threatened, with respect to any employees of the Company or any of its Subsidiaries.

(c) Since the Applicable Date, there have been no union certification or representation petitions or demands with respect to any employees of the Company or its Subsidiaries and, to the Company’s Knowledge, no union organizing campaign or similar effort is pending or threatened with respect to any employees of the Company or its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries is required to provide any notices, or complete consultations or negotiations with, any unions, works councils, labor boards, other employee representatives under any applicable Legal Requirement or a collective bargaining or other agreement. No unions, works councils, labor boards, or other representatives have objected to the transaction contemplated by this Agreement.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no complaint, charge, grievance, investigation, audit, or Legal Proceeding by or before any Governmental Body brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization, or other representative of its employees or relating to its employees or employment practices (including charges of or relating to: unfair labor practices, failure to pay wages, discrimination, retaliation or employee leave practices) or working conditions is pending or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are, and since the Applicable Date, have been, in compliance with all applicable Legal Requirements relating to labor and employment, including all such Legal Requirements relating to the engagement of leased employees and independent contractors, non-discrimination, non-retaliation, affirmative action, terms and conditions of employment, collective bargaining, hours of work, wage and hour requirements (including the proper classification of, compensation paid to, and related withholding with respect to employees, leased employees, and independent contractors), overtime pay, immigration, recordkeeping, leaves of absence, WARN Act compliance, reasonable accommodation of disabilities, occupational health and safety requirements, workers’ compensation, payment of employment-related Taxes, and all other employment practices.

(g) The Company has provided to Parent a true, correct and complete list of the following information for each employee of the Company and its Subsidiaries, to the extent permissible by Law: name or employee ID, job title, employing entity, date of hire, compensation (including salary, hourly rate, commission, bonus and other incentive compensation as applicable), Fair Labor Standards Act designation (i.e., “exempt” or “non-exempt”, as applicable), work location, visa or other work authorization status, leave status (including nature and expected duration of any leave) and membership in any union, bargaining unit, works council, or labor board.

(h) Except as set forth in Section 3.17(h) of the Company Disclosure Schedule, all employees of the Company and its Subsidiaries are employed by entities located in the country in which the employee’s primary services are provided.

3.18 Brokers. No broker, finder, investment banker, or other Person is or may be entitled to any brokerage, finder’s, or other fee or commission in connection with the Contemplated Transactions based upon arrangements or authorizations made by or on behalf of the Company or any of its Subsidiaries.

3.19 Customers and Suppliers. The Company has made available to Parent a list of the 20 largest customers (by revenues received) and the 20 largest suppliers (by amounts spent) of the Company and its Subsidiaries, taken as a whole, in each case for the year ended December 31, 2020. Since January 1, 2021 and through the date of this Agreement, (a) no such Company customer or supplier has cancelled or otherwise terminated its relationship with the Company or any of its Subsidiaries, and (b) no such Company customer or supplier has threatened in writing to cancel or otherwise terminate its relationship with the Company or any of its Subsidiaries or its usage of the services of the Company or any of its Subsidiaries.

3.20 Rights Plan; Antitakeover Statutes. The Company has either (a) allowed the Company Rights Agreements to expire by its terms prior to the Effective Time; or (b) amended the Company Rights Agreement to provide that (i) neither Parent, Holdco LLC nor Merger Sub nor any of their respective Affiliates shall be deemed to be an Acquiring Person (as such term is defined in the Company Rights Agreement), and such amendment does not so exclude any other Person, (ii) neither a Distribution Date nor a Stock Acquisition Date (as each term is defined in the Company Rights Agreement) shall be deemed to have occurred, and the Rights will not detach from the Company Common Stock or become nonredeemable, as a result of the execution, delivery or performance of this Agreement, the Support Agreements or the consummation of the Merger or the other Contemplated Transactions, and (iii) the Rights shall terminate immediately prior to the Effective Time. The Contemplated Transactions are not subject to any applicable anti-takeover provisions related to business combinations in the DGCL or any other similar anti-takeover, moratorium, fair price, control share, interested shareholder or similar Legal Requirement (an “Antitakeover Statute”) or any similar provision in the Organizational Documents of the Company.

3.21 Interest of Officers and Directors. Neither the Company nor any of its Subsidiaries is party to any transaction or arrangement under which any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the Company Common Stock or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract with or binding upon the Company or any Subsidiary of the Company or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (any such transaction, a “Company Related Party Transaction”).

3.22 Compliance with U.S. Foreign Corrupt Practices Act and Other Applicable Legal Requirements.

(a) Neither the Company nor any of its Subsidiaries nor their respective directors, officers, employees, nor to the Knowledge of the Company, agents, distributors or other Representatives of the Company or any of its Subsidiaries, have, within the preceding five years, violated or been convicted of any Anti-Corruption Law, nor have they directly or indirectly (i) made, offered, paid, promised to pay, provided, or authorized the payment of any money, contribution, gift, hospitality, entertainment, bribe, rebate, payoff, influence payment (including any facilitation payments), kickback, commission, reward, other payment, or anything else of value to any Person, including any Government Official or any employee or representative of a Governmental Body, any Person acting for or on behalf of any Government Official, or any non-U.S. political party, representative of a non-U.S. political party or candidate for non-U.S. public office, regardless of form, whether in money, property, services or other advantage, for the purpose of obtaining or retaining business or favorable government action or to otherwise secure any improper advantage, in violation of the Anti-Corruption Laws; nor (ii) created any false record or established or maintained any fund or asset that has not been recorded in the books and records of the Company or any of its Subsidiaries in connection with such actions, in each case in such a manner that would violate the Anti-Corruption Laws, and all similar Legal Requirements. The Company and its Subsidiaries, have at all times during the last five years conducted their respective businesses in compliance with the Anti-Corruption Laws, and all similar Legal Requirements, domestic and foreign in jurisdictions in which the Company and its Subsidiaries operate and in which any agent thereof is conducting business involving the Company and its Subsidiaries, and the Company and its Subsidiaries have instituted and maintained policies, procedures, and controls reasonably designed to ensure continued compliance therewith. No Legal Proceeding by or before any Governmental Body involving the Company or its Subsidiaries or their respective directors, officers, employees, agents, distributors or Representatives relating to the Anti-Corruption Laws is pending or, to the Knowledge of the Company, threatened, except as would not be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) The Company and its Subsidiaries, directors, officers, managers, employees, and, to the Knowledge of the Company, agents and other representatives of the Company and any of its Subsidiaries are currently, and have during the past five years been, in material compliance with all applicable Sanctions Laws, Ex-Im Laws, and the U.S. anti-boycott laws and regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury Internal Revenue Service. Neither the Company, nor any of its Subsidiaries, nor any of its or their respective directors, officers, managers, or employees, nor, to the Knowledge of the Company, any of its or their respective agents or other representatives, are currently, or have been during the past five years: (i) a Sanctioned Person; (ii) organized, resident, or located in a Sanctioned Country; or (iii) operating, conducting business, participating in any transaction, or otherwise engaging in dealings with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws. No Legal Proceeding by or before any Governmental Body involving the Company or its Subsidiaries or their respective directors, officers, employees, agents, distributors or Representatives relating to applicable Sanctions Laws or Ex-Im Laws is pending or, to the Knowledge of the Company, threatened, except as would not be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole.

3.23 No Other Representations or Warranties.

(a) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE IN THIS ARTICLE 3 AND NOT WITHSTANDING ANYTHING HEREIN TO THE CONTRARY, NONE OF THE COMPANY OR ANY OTHER PERSON MAKES OR HAS MADE ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY OR ANY OF ITS SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES OR CONDITIONS (FINANCIAL OR OTHERWISE) IN CONNECTION WITH THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS, AND THE COMPANY HEREBY DISCLAIMS ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES. IN PARTICULAR, WITHOUT LIMITING THE FOREGOING DISCLAIMER, NONE OF THE COMPANY OR ANY OTHER PERSON MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY TO PARENT, HOLDCO LLC OR MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES WITH RESPECT TO (i) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR PROSPECT INFORMATION RELATING TO THE COMPANY OR ANY OF ITS SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES; OR (ii) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY THE COMPANY IN THIS ARTICLE 3, ANY ORAL OR WRITTEN INFORMATION PRESENTED TO PARENT, HOLDCO LLC OR MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES IN THE COURSE OF THEIR DUE DILIGENCE INVESTIGATION OF THE COMPANY OR ITS SUBSIDIARIES, THE NEGOTIATION OF THIS AGREEMENT OR IN THE COURSE OF THE CONTEMPLATED TRANSACTIONS.

(b) NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT TO THE CONTRARY, THE COMPANY ACKNOWLEDGES AND AGREES THAT NONE OF PARENT, HOLDCO LLC OR MERGER SUB OR ANY OTHER PERSON, INCLUDING ANY AFFILIATES OF PARENT, HAS MADE OR IS MAKING ANY REPRESENTATIONS OR WARRANTIES RELATING TO PARENT OR ITS SUBSIDIARIES WHATSOEVER, EXPRESS OR IMPLIED, BEYOND THOSE EXPRESSLY GIVEN BY PARENT, HOLDCO LLC OR MERGER SUB IN Article 4, INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF

ANY INFORMATION REGARDING PARENT OR ANY OF ITS SUBSIDIARIES FURNISHED OR MADE AVAILABLE TO THE COMPANY, OR ANY OF ITS REPRESENTATIVES, AND THAT THE COMPANY EXPRESSLY DISCLAIMS RELIANCE UPON ANY SUCH OTHER REPRESENTATION OR WARRANTY NOT SET FORTH IN THIS AGREEMENT. THE COMPANY EXPRESSLY DISCLAIMS ANY OBLIGATION OR DUTY BY PARENT, HOLDCO, LLC, MERGER SUB OR ANY OTHER PERSON, INCLUDING ANY AFFILIATES OF PARENT, TO MAKE ANY DISCLOSURES OF FACT NOT REQUIRED TO BE DISCLOSED PURSUANT TO THE SPECIFIC REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE COMPANY ACKNOWLEDGES THAT NO REPRESENTATIONS OR WARRANTIES ARE MADE WITH RESPECT TO ANY PROJECTIONS, FORECASTS, ESTIMATES, BUDGETS OR PROSPECT INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES (INCLUDING IN CERTAIN “DATA ROOMS,” “VIRTUAL DATA ROOMS,” MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF, OR IN CONNECTION WITH, THE CONTEMPLATED TRANSACTIONS).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT, HOLDCO LLC AND

MERGER SUB

Except as set forth in (i) any Parent SEC Report filed by Parent with the SEC since December 31, 2020 and publicly available prior to the date of this Agreement (excluding any disclosures set forth in any such Parent SEC Report in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, cautionary, predictive or forward-looking in nature, other than historical facts included therein), or (ii) the Parent Disclosure Schedule, Parent represents and warrants to the Company as follows:

4.1 Organization and Good Standing.

(a) Parent, Holdco LLC and Merger Sub are duly organized, validly existing, and in good standing under the laws of their respective jurisdictions of organization, with full corporate power and authority to conduct their respective businesses as now being conducted, to own or use the respective properties and assets that they purport to own or use, and to perform all their respective obligations under Contracts to which Parent, Holdco LLC or Merger Sub is a party or by which Parent, Holdco LLC or Merger Sub or any of their respective assets are bound, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent, Holdco LLC and Merger Sub are duly qualified to do business and are in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by them, or the nature of the activities conducted by them, requires such qualification, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Merger Sub is a direct, wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the Contemplated Transactions. Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its respective obligations hereunder, and matters ancillary thereto.

(c) Holdco LLC is a direct, wholly owned Subsidiary of Holdings that was formed solely for the purpose of engaging in the Contemplated Transactions. Since the date of its organization, Holdco LLC has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its respective obligations hereunder, and matters ancillary thereto.

4.2 Authority; No Conflict.

(a) Each of Parent, Holdco LLC and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Parent, Holdco LLC and Merger Sub and the consummation by Parent, Holdco LLC and Merger Sub of the Contemplated Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Parent, Holdco LLC and Merger Sub are necessary to authorize this Agreement or to consummate the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by each of Parent, Holdco LLC and Merger Sub, and assuming the due and valid execution of this Agreement by the Company, constitutes the legal, valid, and binding obligation of Parent, Holdco LLC and Merger Sub, enforceable against Parent, Holdco LLC and Merger Sub in accordance with its terms, except as such enforcement may be limited by the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement nor the consummation of any of the Contemplated Transactions does or will (with or without notice or lapse of time or both) (i) contravene, conflict with, or result in a violation of the Organizational Documents of Parent, Holdco LLC or Merger Sub, as applicable; (ii) assuming compliance with the matters referred to in Section 4.2(c), contravene, conflict with, or result in a violation of any Legal Requirement or any Order to which Parent, Holdco LLC or Merger Sub, or any of the assets owned or used by Parent, Holdco LLC or Merger Sub, is subject; or (iii) result in the imposition or creation of any Encumbrance (other than a Permitted Lien) upon or with respect to any of the assets owned or used by Parent or any of its Subsidiaries, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, or other occurrences that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery of this Agreement by Parent, Holdco LLC and Merger Sub does not, and the performance of this Agreement and the consummation of the Contemplated Transactions by Parent, Holdco LLC and Merger Sub will not, require any Consent of, or filing with, or notification to, any Governmental Body, except (i) for (A) applicable requirements, if any, of the Exchange Act, the Securities Act, and Blue Sky Laws, (B) filing of the Certificate of Merger and the Subsequent Certificate of Merger with the Secretary of State of Delaware, and (C) filings with the NYSE and (ii) where failure to obtain such Consents, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.3 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 590,000,000 shares of capital stock, consisting of (1) 50,000,000 shares of Parent Preferred Stock, (2) 350,000,000 shares of Parent Class A Common Stock, (3) 40,000,000 shares of Parent Class A-2 Common Stock, and (4) 150,000,000 shares of Parent Class B Common Stock. As of the date of this Agreement, (i) 94,172,918 shares of Parent Class A Common Stock were issued and outstanding, including 3,144,513 shares of Parent Class A Common Stock subject to restricted stock awards; (ii) zero shares of Parent Class A Common Stock were subject to restricted stock units of Parent, 2,074,216 shares of Parent Class A Common Stock were subject to stock options, 3,803,025 shares of Parent Class A Common Stock were subject to performance share units (assuming that such performance share units were earned at the maximum level of performance), and zero shares of Parent Class A Common Stock were subject to stock-settled incentive awards; (iii) no shares of Parent Class A-2 Common Stock were issued and outstanding; (iv) 16,221,101 common units representing limited liability company interests of Parent LLC (the “Parent LLC Units”) and 16,221,101 shares of Parent Class B Common Stock were issued and outstanding and were together exchangeable for 16,221,101 shares of Parent Class A Common Stock pursuant to the Parent LLC Agreement and the Organizational Documents of Parent; (v) no shares of Parent Preferred Stock were outstanding; (vi) no Voting Debt of Parent was outstanding; (vii) no shares of Parent Class A Common Stock were held in the treasury of Parent; and (viii) 2,832,299 shares of Parent Class A Common Stock were reserved for issuance for equity-based awards not yet granted pursuant to the equity incentive plans of Parent. Except as set forth in this Section 4.3(a), there are outstanding, as of the date of this Agreement: (1) no shares of capital stock of Parent; (2) no securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or Voting Debt of Parent and (3) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Parent or any of its Subsidiaries is a party or by which it is bound in any case obligating Parent or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock of Parent or any Voting Debt of Parent or other voting securities of Parent, or obligating Parent or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

(b) All outstanding shares of Parent Common Stock are validly issued, fully paid and non-assessable and not subject to any preemptive rights. All outstanding shares of Parent Common Stock have been issued in compliance in all material respects with applicable securities or other Legal Requirements.

(c) There are no stockholder agreements, voting trusts or other agreements to which Parent is a party or by which it is bound relating to the voting of any shares of Parent Common Stock.

(d) All outstanding Parent LLC Units are validly issued, fully paid and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware Limited Liability Companies Act) and not subject to any preemptive rights. All outstanding Parent LLC Units have been issued in compliance in all material respects with applicable securities or other Legal Requirements.

4.4 SEC Filings.

(a) Since the Applicable Date, Parent has timely filed or furnished all forms, reports, registration statements and other documents required to be filed or furnished by it with the SEC. Each of the forms, reports, registration statements and other documents filed or furnished by Parent with the SEC since the Applicable Date (such forms, reports, registration statements, and other documents, whether or not available through EDGAR, are collectively referred to herein as the “Parent SEC Reports”) (i) as of the date of the filing of such report, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations thereunder and the rules and regulations of any applicable national securities exchange, and (ii) as of its filing date (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no material outstanding or unresolved comments in any comment letters received by Parent from the SEC or its staff, and, to the Knowledge of Parent, none of the Parent SEC Reports is the subject of ongoing SEC review. No Subsidiary of Parent is, or has been, subject to any requirement to file periodic reports under the Exchange Act or is otherwise required to file any periodic statements, schedules, reports, forms or other documents with the SEC.

(b) The Parent Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and listed on the NYSE, and Parent has taken no action designed to, or which to the Knowledge of Parent is reasonably likely to have the effect of, terminating the registration of the Parent Class A Common Stock under the Exchange Act or delisting the Parent Class A Common Stock from the NYSE, and nor has Parent received any notification that the SEC is contemplating terminating such registration or that the NYSE is contemplating such delisting. Parent is, and since the Applicable Date, has been, in compliance with the applicable NYSE rules, including its listing requirements for the continued trading of the Parent Class A Common Stock on the NYSE.

(c) Each of the principal executive officer and the principal financial officer of Parent (or each former principal executive officer and former principal financial officer of Parent) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder and under the Exchange Act with respect to Parent SEC Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(d) Parent has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as required by Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information related to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to the principal executive officer and principal financial officer of Parent to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are designed to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

(e) Parent has implemented and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on Parent’s financial statements. Parent’s management, with the participation of Parent’s principal executive and financial officers, has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2020, and such assessment concluded that such internal controls were effective using the framework specified in the Annual Report on Form 10-K for the year ended December 31, 2020 of Parent.

(f) Since the Applicable Date, there have not been any changes in Parent’s internal controls over financial reporting that are reasonably likely to materially affect Parent’s and its Subsidiaries’ internal controls over financial reporting. Based on its most recent evaluation of its internal controls prior to the date hereof, Parent has disclosed to its auditors and its audit committee (A) all known significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report its consolidated financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(g) Since the Applicable Date, no personal loan or other extension of credit by Parent or any Subsidiary to any of its or their executive officers or directors has been made or modified in violation of Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act.

(h) Since the Applicable Date, to Parent’s Knowledge, there has not been any complaint, allegation, assertion, or claim, whether written or made to a whistleblower hotline, regarding the accounting or auditing practices, procedures, methodologies, or methods of Parent or any of its Subsidiaries or their internal control over financial reporting, including any complaint, allegation, assertion, or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

4.5 Financial Statements.

(a) Each of the consolidated financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the Parent SEC Reports (collectively, the “Parent Financial Statements”) complied as to form in all material respects with the rules and regulations of the SEC as of the date of the filing of such reports, was prepared from, and is in accordance with, the books and records of Parent and its Subsidiaries, was prepared in accordance with GAAP applied on a consistent basis during the period involved (except as may be indicated in Parent Financial Statements or the notes thereto), and fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flow of Parent and its Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of interim financial statements, to (i) the omission of notes to the extent permitted by Regulation S-X and (ii) normal, recurring year-end adjustments. No financial statements of any Person other than Parent and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of Parent.

(b) There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise that would be required by GAAP to be reflected in a consolidated balance sheet of Parent and its Subsidiaries, other than: (i) liabilities adequately provided for on the balance sheet of Parent dated as of December 31, 2020 (including the notes thereto) contained in Parent’s Annual Report on Form 10-K for the year ended December 31, 2020; (ii) liabilities incurred since December 31, 2020 in the ordinary course of business consistent with past practice; (iii) current liabilities for fees and expenses incurred in connection with the Contemplated Transactions; and (iv) liabilities that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.6 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Parent, Holdco LLC or Merger Sub for inclusion in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Parent, Holdco LLC or Merger Sub for inclusion in the Combined Consent Statement/Prospectus will, at the time the Combined Consent Statement/Prospectus is mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Combined Consent Statement/Prospectus and the Form S-4 Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation is made by the Parent, Holdco LLC or Merger Sub with respect to statements made therein based on information supplied by the Company or any of its Subsidiaries for inclusion therein.

4.7 Absence of Certain Changes and Events. Since December 31, 2020 and through the date of this Agreement, (a) Parent, Holdco LLC and Merger Sub have conducted their respective businesses only in the ordinary course of business consistent with past practice, and (b) there has not been a Parent Material Adverse Effect, and no circumstance, development, change, event, effect or occurrence has occurred that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

4.8 Legal Proceedings. Except for such matters as would not be reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Legal Proceeding pending, or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Body or arbitrator outstanding against Parent or any of its Subsidiaries. To the Knowledge of Parent, as of the date of this Agreement, no officer or director of Parent is a defendant in any material Legal Proceeding in connection with his or her status as an officer or director of Parent or any of its Subsidiaries. There is no judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Body in effect to which any of Parent or any of its Subsidiaries is a party or subject that materially interferes with, or would be reasonably likely to materially interfere with, the business of Parent or any of its Subsidiaries as currently conducted or prevent the ability of Parent and its Subsidiaries to consummate the Contemplated Transactions by the End Date.

4.9 Brokers. No broker, finder, investment banker, or other Person is or may be entitled to any brokerage, finder’s, or other fee or commission in connection with the Contemplated Transactions based upon arrangements or authorizations made by or on behalf of Parent or any of its Subsidiaries.

4.10 Ownership of the Company Common Stock. Neither Parent nor any of its Subsidiaries, including Holdco LLC and Merger Sub, beneficially owns any shares of Company Common Stock as of the date hereof.

4.11 Taxes.

(a) Neither Parent, Holdco LLC nor Merger Sub is aware, after reasonable diligence, of the existence of any fact or circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) Following the Integrated Mergers, Parent or a member of Parent’s “qualified group” (as defined in Treasury Regulations Section 1.368-1(d)(4)(ii)) of corporations plans and intends to continue the Company’s “historic business” or use a “significant portion” of the Company’s “historic business assets” in a business (as such terms are defined in Treasury Regulations Sections 1.368-1(d)(2) and (3)) either directly or indirectly through one or more entities classified as partnerships for U.S. federal income tax purposes (i) in which Parent or members of Parent’s qualified group own in the aggregate an interest representing a “significant interest” in such entity or (ii) with respect to which Parent or a member of Parent’s qualified group exercises “active and substantial management functions” with respect to the historic business of the Company (as such terms are used in Treasury Regulations Section 1.368-1(d)(4)(iii)).

(c) Parent has no plan or intention to cause Holdings to sell, transfer or otherwise dispose of a material amount of its assets, except for sales, transfers or dispositions of such assets made in the ordinary course of business or transfers or dispositions permitted by Treasury Regulations Section 1.368-2(k).

4.12 Compliance with Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent, Holdco LLC and Merger Sub conduct, and since January 1, 2021 have conducted, in all material respects, their business in compliance with all laws and governmental orders applicable to the business of the Parent, Holdco LLC and Merger Sub and are not in material violation of any such law or governmental order, in each case including all applicable anti-bribery and anti-corruption laws, economic sanctions laws and embargos, export control laws, customs and import laws and international trade laws.

4.13 No Other Representations or Warranties.

(a) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE IN THIS ARTICLE 4, NONE OF PARENT, HOLDCO LLC, MERGER SUB NOR ANY OTHER PERSON MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO PARENT OR ITS SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES OR CONDITIONS (FINANCIAL OR OTHERWISE) IN CONNECTION WITH THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS, AND EACH OF PARENT, HOLDCO LLC AND MERGER SUB HEREBY DISCLAIMS ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES. IN PARTICULAR, WITHOUT LIMITING THE FOREGOING DISCLAIMER, NONE OF PARENT, HOLDCO LLC, MERGER SUB NOR ANY OTHER PERSON MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY TO THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES WITH RESPECT TO (I) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR PROSPECT INFORMATION RELATING TO PARENT OR ANY OF ITS SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES; OR (II) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY PARENT, HOLDCO LLC OR MERGER SUB IN THIS ARTICLE 4, ANY ORAL OR WRITTEN INFORMATION PRESENTED TO THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN THE COURSE OF THEIR DUE DILIGENCE INVESTIGATION OF PARENT OR ITS SUBSIDIARIES, THE NEGOTIATION OF THIS AGREEMENT OR IN THE COURSE OF THE CONTEMPLATED TRANSACTIONS.

(b) NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT TO THE CONTRARY, EACH OF PARENT, HOLDCO LLC AND MERGER SUB ACKNOWLEDGES AND AGREES THAT NONE OF THE COMPANY OR ANY OTHER PERSON, INCLUDING ANY AFFILIATES OF THE COMPANY, HAS MADE OR IS MAKING ANY REPRESENTATIONS OR WARRANTIES RELATING TO THE COMPANY OR ITS SUBSIDIARIES WHATSOEVER, EXPRESS OR IMPLIED, BEYOND THOSE EXPRESSLY GIVEN BY THE COMPANY IN Article 3, INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING THE COMPANY OR ANY OF ITS SUBSIDIARIES FURNISHED OR MADE AVAILABLE TO PARENT, OR ANY OF ITS REPRESENTATIVES AND THAT EACH OF PARENT, HOLDCO LLC AND MERGER SUB EXPRESSLY DISCLAIMS RELIANCE UPON ANY SUCH OTHER REPRESENTATION OR WARRANTY NOT SET FORTH IN THIS AGREEMENT. EACH OF PARENT, HOLDCO LLC AND

MERGER SUB EXPRESSLY DISCLAIMS ANY OBLIGATION OR DUTY BY THE COMPANY OR ANY OTHER PERSON, INCLUDING ANY AFFILIATES OF THE COMPANY, TO MAKE ANY DISCLOSURES OF FACT NOT REQUIRED TO BE DISCLOSED PURSUANT TO THE SPECIFIC REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EACH OF PARENT, HOLDCO LLC AND MERGER SUB ACKNOWLEDGES THAT NO REPRESENTATIONS OR WARRANTIES ARE MADE WITH RESPECT TO ANY PROJECTIONS, FORECASTS, ESTIMATES, BUDGETS OR PROSPECT INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE TO PARENT OR ANY OF ITS REPRESENTATIVES (INCLUDING IN CERTAIN “DATA ROOMS,” “VIRTUAL DATA ROOMS,” MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF, OR IN CONNECTION WITH, THE CONTEMPLATED TRANSACTIONS).

ARTICLE 5

CERTAIN COVENANTS

5.1 Operation of the Company’s Business.

(a) During the period from the date of this Agreement through the Effective Time or earlier termination of this Agreement in accordance with Article 7 hereof (the “Pre-Closing Period”), except as set forth in Section 5.1(a) of the Company Disclosure Schedule, as explicitly permitted or required by this Agreement, as required by applicable Legal Requirements or with the prior written consent of Parent, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct their businesses in the ordinary course of business consistent with past practice, including by using reasonable best efforts to (i) preserve substantially intact their current business organizations, (ii) maintain their existing relations with key suppliers, customers, employees and other Persons having business relationships with the Company or any of its Subsidiaries, (iii) maintain their insurance policies or reasonable substitutes thereof, and (iv) properly maintain all material personal properties and assets, tangible and intangible, owned by or leased to or by the Company and its Subsidiaries, substantially in accordance with past practice.

(b) During the Pre-Closing Period, except as set forth on Section 5.1(b) of the Company Disclosure Schedule, as explicitly permitted or required by this Agreement, as required by applicable Legal Requirements or with the prior written consent of Parent, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) (A) declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock, or property) in respect of, any of its capital stock or other equity or voting interests, except for dividends paid by any Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company; (B) split, combine or reclassify any of its capital stock or other equity or voting interests or (C) purchase, redeem, or otherwise acquire directly or indirectly any of its capital stock or any other securities of the Company or any of its Subsidiaries or any securities convertible into or exchangeable for such shares of capital stock or other securities of the Company or any of its Subsidiaries, or any options, warrants, calls, or rights to acquire any such shares or other securities, except for any acquisition of shares of Company Common Stock upon the vesting or settlement of Company RSU Awards, Company PSU Awards or Company Restricted Stock Awards to satisfy any tax withholding obligations and except for any acquisition of Company Warrants upon the exercise of Company Warrants, in each case, in accordance with their present terms (for the avoidance of doubt, the Company shall allow the Company Rights Plan to expire by its terms on December 21, 2021 and shall not adopt any similar arrangements);

(ii) offer, issue, deliver, grant, sell, transfer, dispose of, pledge or otherwise encumber any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls, or rights to acquire or receive, any such shares, interests, or securities, or any stock appreciation rights, phantom stock awards, or other rights that are linked in any way to the price of the Company Common Stock, Company Restricted Stock Awards or the capital stock of any Subsidiary of the Company or the value of the Company or any part thereof (including any Subsidiary of the Company or any part thereof), other than the issuance of shares of Company Common Stock upon the vesting or settlement of any Company RSU Awards, Company PSU Awards or Company Restricted Stock Awards or the exercise of Company Warrants, in each case that are outstanding as of the date of this Agreement and in accordance with their present terms;

(iii) amend or otherwise change, or cause, authorize or propose to amend or otherwise change, any of its Organizational Documents (including by merger, consolidation or otherwise);

(iv) consummate or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization, or merge, consolidate, combine or amalgamate with any other Person (except, solely with respect to the Company’s Subsidiaries, as otherwise permitted pursuant to Section 5.1(b)(v) and Section 5.1(b)(vii));

(v) acquire by merger or otherwise, or lease any assets or securities or all or any portion of the business or property of any entity or merge, consolidate or enter into any other business combination transaction with any Person, in each case other than acquisitions for which the purchase price is less than $500,000 individually and $1,500,000 in the aggregate;

(vi) make capital expenditures that are, with respect to any fiscal quarter, in the aggregate greater than the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget for such fiscal quarter as set forth on Section 5.1(b)(vi) of the Company Disclosure Schedule;

(vii) sell, lease, permit to lapse, abandon, exchange or otherwise dispose of any portion of its assets or properties (which shall include any sale of any capital stock of any Subsidiary of the Company), other than (A) sales, leases or dispositions of inventory and the granting of nonexclusive licenses in the ordinary course of business consistent with past practice (which, for avoidance of doubt, shall be deemed to exclude, without limitation, the sale, exchange or other disposition of any equity interests in any of the Company’s Subsidiaries) and that would not exceed $62,500 individually or $250,000 in the aggregate during any fiscal quarter, (B) any disposition of obsolete or worn-out equipment or other assets that are no longer used, in each case in the ordinary course of business consistent with past practice, or (C) transactions solely among the Company and its wholly owned Subsidiaries;

(viii) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person (other than Indebtedness among the Company and its wholly owned Subsidiaries) or create any material Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Liens; provided, however, that the foregoing shall not restrict the incurrence of (A) any such Indebtedness among any Person and its wholly-owned Subsidiaries, among any Person’s wholly-owned Subsidiaries, and guarantees thereof, and (B) Indebtedness incurred under the Company Credit Agreement in the ordinary course of business in an amount not to exceed $1,000,000;

(ix) make any (A) loans, advances, extension of credit other than trade credit to customers in the ordinary course of business consistent with past practice or (B) capital contributions to, or investments in, any other Person, other than any direct or indirect wholly owned Subsidiary of the Company;

(x) (A) settle or compromise any Legal Proceeding against the Company or any of its Subsidiaries (including claims of stockholders and any stockholder litigation relating to this Agreement, the Contemplated Transactions or otherwise) in excess of $100,000 individually and $250,000 in the aggregate, in each case net of insurance proceeds; provided, however, that neither the Company nor any of its Subsidiaries shall settle or compromise any Legal Proceeding if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by the Company or any of its Subsidiaries or (3) has a restrictive impact on the business of the Company and its Subsidiaries, taken as a whole, in any material respect, or (B) waive or release any material claim or Legal Proceeding brought by the Company or any of its Subsidiaries against another Person, other than in the ordinary course of business consistent with past practice; provided, further, that, notwithstanding the foregoing, the Company shall not settle or propose to settle or compromise any Transaction Litigation except as expressly permitted by Section 5.18;

(xi) except in the ordinary course of business consistent with past practice, (A) enter into any Contract that would be a Company Material Contract or (B) modify, amend, terminate or assign, or waive or assign any material rights under, any Company Material Contract; provided, however, that any Contract entered into in compliance with the foregoing shall not (x), as a result of the consummation of the Contemplated Transactions, give rise to a right of, or result in, termination, cancellation, or acceleration of any obligation or to a loss of a material benefit under, or result in the creation of any Encumbrance in or upon any of the properties or assets of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries under, or give rise to any increased, additional, accelerated, or guaranteed rights or entitlements under, any provision of such Contract; or (y) in any way purport to materially restrict the business activity of the Company or any of its Subsidiaries or to materially limit the freedom of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person or in any geographic area;

(xii) adopt, enter into or amend any collective bargaining agreement or other Contract with a labor union or representative of employees that is applicable to the employees of the Company or any of its Subsidiaries;

(xiii) (A) grant any increases in the compensation (including incentive, severance, change-in-control or retention compensation) or benefits paid, payable, provided or to become payable or provided to, or grant any cash- or equity-based awards to, any current or former directors, officers, employees or independent contractors of the Company or its Subsidiaries, except as required by a written Company Benefit Plan in accordance with its terms as in effect, and as provided to Parent or its representatives, as of the date of this Agreement; (B) grant or provide any change-in-control, severance or retention payments or similar payments or benefits to any current or former directors, officers, employees or independent contractors of the Company or any of its Subsidiaries; (C) establish, adopt, enter into, amend or terminate any Company Benefit Plan or any other plan, policy, program, agreement or arrangement that would be a Company Benefit Plan if in effect on the date hereof; (D) enter into, amend or terminate any collective bargaining agreement or similar agreement; (E) hire, promote or terminate the employment or service (other than for cause) of any employee or independent contractor of the Company or any of its Subsidiaries with a total annual compensation opportunity in excess of $62,500; or (F) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any Company Benefit Plan;

(xiv) (A) settle or compromise any Tax proceeding or surrender any right to claim a Tax refund; (B) file any amended Tax Return or claim for a Tax refund; (C) make (inconsistent with past practice), revoke or modify any Tax election; (D) file any material Tax Return other than on a basis consistent with past practice; (E) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes (other than extensions of time to file Tax Returns); (F) grant any power of attorney with respect to Taxes; (G) enter into any Tax allocation, sharing or indemnity agreement or similar arrangement, any Tax holiday agreement, or any closing or other similar agreement with respect to Taxes; or (H) change any annual Tax accounting period or adopt (inconsistent with past practice) or change any method of Tax accounting;

(xv) except as required by GAAP or applicable Legal Requirements, change its fiscal year or make any material changes in financial accounting methods, principles, or practices;

(xvi) fail to keep in full force, or find a substantially comparable replacement for, any Company Insurance Policy;

(xvii) enter into or amend any Company Related Party Transaction;

(xviii) (A) enter into any joint venture, partnership, participation or other similar arrangement or (B) make any loan, capital contribution or advance to or investment in any other Person (other than the Company or any wholly-owned Subsidiary of the Company in the ordinary course of business consistent with past practice and other than pursuant to capital calls required pursuant to the terms of existing equity investments) except for advances for reimbursable employee expenses in the ordinary course of business consistent with past practice;

(xix) take any action that would limit Parent’s or the Company’s freedom to license, cross-license or otherwise dispose of any Company IP;

(xx) enter into any new line of business outside of its existing business;

(xxi) take any action that would reasonably be expected to prevent, materially impede, materially interfere with or materially delay the consummation of the Merger and the Contemplated Transactions (including the Debt Financing); or

(xxii) authorize any of, or commit, resolve, or agree to take any of, the foregoing actions.

5.2 Access and Investigation. During the Pre-Closing Period, subject to (i) applicable Legal Requirements relating to the exchange of information, (ii) applicable Legal Requirements protecting the privacy of employees and personnel files, and (iii) appropriate limitations on the disclosure of information to maintain attorney-client privilege, and solely for purposes related to the consummation of the Contemplated Transactions, (A) the Company shall, and shall cause its Subsidiaries to, upon reasonable request by Parent, provide Parent and Parent’s Representatives with reasonable access during normal business hours, to officers, key employees, agents, properties, officers and facilities of the Company and its Subsidiaries and to their assets, books, records, Tax Returns and other documents, and additional financial, operating, and other data and information regarding the Company and its Subsidiaries in the Company’s possession and (B) the Company shall cause its officers to confer regularly with the Parent and its Representatives concerning the status of its business as Parent may reasonably request. All such information shall be held confidential in accordance with the terms of the applicable Confidentiality Agreement. No investigation pursuant to this Section 5.2 or information provided, made available or delivered to any Party pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties.

5.3 Notification. During the Pre-Closing Period, the Company shall give prompt notice to Parent, and Parent, Holdco LLC and Merger Sub shall give prompt notice to the Company, upon becoming aware of any condition, event or circumstance that will result in any of the conditions in Section 6.2(a), Section 6.2(b), Section 6.3(a) or Section 6.3(b) not being met or not being able to be met; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.4 No Solicitation by the Company.

(a) The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to a Company Acquisition Proposal or any inquiries, proposals or indications of interest that could reasonably be expected to lead to a Company Acquisition Proposal, request the return or destruction of all confidential information previously provided to such parties by or on behalf of the Company or its Subsidiaries during the six month period prior to the date of this Agreement, to the extent such return or destruction has not already been requested, and immediately prohibit any access by any Person (other than Parent and its

Representatives) to any physical or electronic data room relating to a possible Company Acquisition Proposal. The Company agrees not to terminate, amend, release or permit the release of any Person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill,” or similar agreement to which the Company or any of its Subsidiaries is a party, and will enforce or cause to be enforced each such agreement, which will include, to the extent the Company has knowledge of any breach of such agreement, using reasonable best efforts to seek any injunctive relief available to enforce such agreement.

(b) During the Pre-Closing Period, the Company shall not directly or indirectly, and shall cause its Subsidiaries and any Representative of the Company or any of its Subsidiaries not to, directly or indirectly, (i) solicit, initiate, facilitate, knowingly encourage (including by way of furnishing confidential information), or induce or take any other action that could reasonably be expected to lead to any inquiries, proposals or indications of interest that constitute the making, submission, or announcement of any Company Acquisition Proposal, (ii) furnish any nonpublic information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to a Company Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to a Company Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal, (iv) approve, endorse, or recommend any Company Acquisition Proposal; (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Company Acquisition Transaction; or (vi) submit any Company Acquisition Proposal to the vote of the stockholders of the Company.

(c) The Company shall promptly (and in no event later than 48 hours after receipt thereof) advise Parent orally and in writing of any Company Acquisition Proposal, any inquiry, proposal or indication of interest that could reasonably be expected to lead to a Company Acquisition Proposal, any request for nonpublic information relating to the Company or any of its Subsidiaries with respect to a Company Acquisition Proposal, or any request for discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Company Acquisition Proposal (including the identity of the Person making or submitting such Company Acquisition Proposal, inquiry, indication of interest or request and the material terms thereof) that is made or submitted by any Person during the Pre-Closing Period. The Company shall promptly (and in no event later than 48 hours after receipt thereof) provide Parent with copies of any draft agreements relating to, or written proposals containing any terms of, such Company Acquisition Proposal, inquiry or indication of interest received from or on behalf of such Person. The Company shall keep Parent fully informed with respect to the status and terms of any such Company Acquisition Proposal, inquiry, indication of interest, or request and any modification or proposed modification thereto (and the Company shall promptly, and in no event later than 48 hours after receipt thereof, provide Parent with copies of any correspondence that the Company has delivered to any third Person making a Company Acquisition Proposal) and a summary of any discussions with such third Person.

(d) Nothing set forth in this Section 5.4 shall prohibit the Company Board from taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act; provided, that, this Section 5.4(d) shall not be deemed to permit the Company Board to make a Company Change in Recommendation or take any of the actions referred to in Section 5.6(b).

(e) Without limiting the generality of the foregoing, the Company acknowledges and agrees that if any of its Representatives takes any action that, if taken by the Company, would violate the restrictions set forth in the preceding sentence, then such action shall be deemed to constitute a breach of such restriction by the Company. In furtherance of its obligations hereunder, to the extent that the Company has Knowledge that any of its Representatives has taken an action that, if taken by the Company, would violate the restrictions set forth in this Section 5.4, then the Company shall immediately instruct such Representative to cease such action.

(f) Nothing in this Section 5.4 shall prohibit the Company or the Company Board, directly or indirectly through any Representative, from informing any Person that the Company is party to this Agreement and informing such Person of the restrictions that are set forth in this Section 5.4.

5.5 Registration Statement; Consent Statement.

(a) As promptly as reasonably practicable after the date of this Agreement, Parent and the Company shall jointly prepare and file with the SEC the Form S-4 Registration Statement, which will include the Combined Consent Statement/Prospectus. The Company shall furnish all information concerning it and the holders of its capital stock as Parent may reasonably request in connection with the preparation of the Form S-4 Registration Statement and the Combined Consent Statement/Prospectus and any amendment thereto. Parent and the Company shall each use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Combined Consent Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff, to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC and to keep the Form S-4 Registration Statement effective as long as necessary to consummate the Merger and the other Contemplated Transactions. Each of Parent and the Company shall use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC in connection with the Contemplated Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Parent shall also promptly file, and use commercially reasonable efforts to cause to become effective as promptly as possible, any amendment to the Form S-4 Registration Statement, including the Combined Consent Statement/Prospectus and, if required, the Company shall mail to its stockholders any such amendment that becomes necessary after the date the Form S-4 Registration Statement is declared effective. Notwithstanding the foregoing, prior to filing the Form S-4 Registration Statement (or any amendment or supplement thereto) or mailing the Combined Consent Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(b) If at any time prior to the Effective Time either Party becomes aware of any event or circumstance which is required to be set forth in an amendment or supplement to the Form S-4 Registration Statement or Combined Consent Statement/Prospectus, it shall promptly inform the other Party and an appropriate amendment or supplement describing such event or circumstance shall promptly be filed with the SEC and, to the extent required under applicable Legal Requirements, disseminated to the Company’s stockholders.

(c) Each of Parent and the Company will advise the other, promptly after it receives notice thereof, of the time when the Form S-4 Registration Statement has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, or any request by the staff of the SEC for amendment of the Combined Consent Statement/Prospectus or Form S-4 Registration Statement or comments thereon or responses thereto, or the suspension of the qualification of the shares of Parent Class A Common Stock to be issued pursuant to Article 2 for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) Each of the Company and Parent will take any other action required to be taken under the Securities Act, the Exchange Act and any applicable Blue Sky Laws in connection with the Contemplated Transactions.

(e) If the Company Designated Stockholders fail to deliver their Company Written Consent to the Company within twenty-four (24) hours of the Form S-4 Registration Statement becoming effective (a “Written Consent Failure”), Parent shall have the right to terminate this Agreement as set forth in Section 7.1(f). In the event of a Written Consent Failure, the Company shall, if and only if Parent makes a Company Stockholder Meeting Election, cooperate with Parent to amend the Form S-4 Registration Statement as promptly as practicable following such Written Consent Failure to include a Proxy Statement instead of a Combined Consent Statement/Prospectus.

5.6 Company Written Consent.

(a) The Company shall use reasonable best efforts to cause the Company Designated Stockholders to duly execute and deliver the Company Written Consent in respect of their respective shares of Company Common stock (which represent more than a majority of the outstanding Shares) in accordance with Section 228 of the DGCL within twenty-four (24) hours of the Form S-4 Registration Statement becoming effective. As promptly as practicable following the execution and delivery of the Company Written Consent by the Company Designated Stockholders to the Company, the Company shall deliver to Parent a copy of such Company Written Consent in accordance with Section 8.12 of this Agreement. The Company will cause the Combined Consent Statement/Prospectus to be mailed to its stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. The Company shall, in accordance with the Organizational Documents of the Company and applicable Legal Requirements, (i) take all actions (including the commencement of a broker search pursuant to Section 14a-13) to establish a record date (which will be as soon as reasonably practicable after the date upon which the Form S-4 Registration Statement is declared effective) for the purpose of determining the holders of Company Common Stock entitled to deliver written consents and shall not change such record date without the prior written Consent of Parent and (ii) distribute to the holders of Company Common Stock the Combined Consent Statement/Prospectus, which shall include a form of consent that may be executed by the public holders of Company Common Stock in connection with the Required Stockholder Approval, as soon as reasonably practicable after the date upon which the Form S-4 Registration Statement becomes effective (and, in the case of the Company Designated Stockholders, within 24 hours of the Form S-4 Registration Statement being declared effective). The Company Board shall recommend to the Company’s stockholders that they consent to the adoption of this Agreement (the recommendation of the Company Board being referred to as the “Company Board Recommendation”) and include such recommendation in the Combined Consent Statement/Prospectus. The Company shall use reasonable best efforts to ensure that all consents are solicited in compliance with all applicable Legal Requirements.

(b) Neither the Company Board nor any committee thereof shall: (i) withdraw or modify the Company Board Recommendation in a manner adverse to Parent, or adopt or propose a resolution to withdraw or modify the Company Board Recommendation in a manner adverse to Parent; (ii) fail to reaffirm, without qualification, the Company Board Recommendation, within 10 Business Days after Parent requests in writing that such action be taken; (iii) fail to announce publicly, within 10 Business Days after a tender offer or exchange offer relating to securities of the Company shall have been commenced, that the Company Board recommends rejection of such tender or exchange offer (it being understood that the Company Board or any committee thereof may make or cause the Company to make a customary “stop, look and listen” communication or may elect to take no position with respect to a Company Acquisition Proposal until the close of business on the tenth Business Day after the commencement of such Company Acquisition Proposal pursuant to Rule 14e-2 under the Exchange Act without such action in and of itself being considered a Company Change in Recommendation); (iv) approve, endorse, or recommend any Company Acquisition Proposal; or (v) publicly resolve or propose to take any action described in clauses (i) through (iv) of this sentence (each of the foregoing actions described in clauses (i) through (v) of this sentence being referred to as a “Company Change in Recommendation”).

(c) Without prejudice to Parent’s rights or ability to seek and obtain specific enforcement under the Support Agreements of the Company Designated Stockholders’ obligation to execute and deliver the Company Written Consent, in the event of a Written Consent Failure, if Parent does not terminate this Agreement pursuant to Section 7.1(f) and if Parent so requests within five Business Days of a Written Consent Failure (and, for the avoidance of doubt, only if Parent so requests) (such a request, following a Written Consent Failure, a “Company Stockholder Meeting Election”), the Company shall, as promptly as practicable (and in any event within two Business Days) following the date upon which Parent makes such Company Stockholder Meeting Election, cause a meeting of its shareholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Required Stockholder Approval; provided, however, that, the Company shall not be permitted to terminate this Agreement pursuant to Section 7.1(b) or Section 7.1(d) during the pendency of any suit by Parent seeking to enforce the Support Agreements following a Written Consent Failure. In such event, the Company shall use its reasonable best efforts to obtain the Required Stockholder Approval at the Company Stockholder Meeting and otherwise comply with all Legal Requirements applicable to such meeting, including the DGCL, the certificate of incorporation and the bylaws of the Company and the Exchange Act, including Regulation 14A and Schedule 14A promulgated thereunder, as applicable.

5.7 Cooperation; Regulatory Approvals.

(a) Subject to Sections 5.7(c) and 5.7(d), each party hereto shall cooperate fully with each other and shall use reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to (i) consummate the Merger and make effective the other Contemplated Transactions; (ii) cooperate fully with the other parties in promptly seeking and obtain all authorizations consents, orders and approvals to consummate the Merger; and (iii) provide such other information to any governmental authority as such Governmental Body may reasonably request in connection herewith. Without limiting the generality of the foregoing, but subject to Sections 5.7(c) and 5.7(d), Parent and the Company (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger and the other Contemplated Transactions, and shall submit promptly any additional information or documentary material requested in connection with such filings and notices, (ii) shall use reasonable best efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the Merger or any of the other Contemplated Transactions, and (iii) shall use reasonable best efforts to oppose or to lift, as the case may be, any restraint, injunction, or other legal bar to the Merger. Each of Parent and the Company shall furnish to the other Party such information as such other Party may reasonably request in connection with the foregoing.

(b) Each of the Company and Parent shall (i) give the other Party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other Contemplated Transactions, (ii) keep the other Party informed as to the status of any such Legal Proceeding or threat, and (iii) promptly inform the other Party of any communication concerning Antitrust Laws to or from any Governmental Body regarding the Merger. Except as may be prohibited by any Governmental Body or by any Legal Requirement, the Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion, or proposal made or submitted in connection with any Legal Proceeding under or relating to any other Antitrust Law. Subject to the foregoing, Parent shall be principally responsible for and in control of the process of dealing with any Governmental Body concerning the effect of applicable Antitrust Laws on the Contemplated Transactions.

(c) At the request of Parent, the Company shall agree to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to its or its Subsidiaries’ ability to retain any of the businesses, product lines, or assets of the Company or any of its Subsidiaries to ensure that no Governmental Body enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Legal Requirements or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger, or to ensure that no Governmental Body with the authority to clear, authorize or otherwise approve the consummation of the Merger fails to do so by the End Date; provided, that, any such action is only binding on the Company in the event the Closing occurs.

(d) Notwithstanding anything to the contrary contained in this Agreement, unless immaterial relative to the Company and its Subsidiaries taken as a whole, Parent shall not have any obligation under this Agreement to (and the Company shall not, unless requested to do so by Parent): (i) dispose of, transfer, or hold separate, or cause any of its Subsidiaries to dispose of, transfer, or hold separate any assets or operations, or commit or cause the Company or any of its Subsidiaries to dispose of, transfer, or hold separate any assets; (ii) discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or commit to cause the Company or any of its Subsidiaries to discontinue offering any product or service or (iii) make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of the Company or any of its Subsidiaries.

5.8 Disclosure. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement or disclosure with respect to the Merger or any of the other Contemplated Transactions, and neither shall issue any press release or make any public statement or disclosure regarding the Merger or any of the other Contemplated Transactions without the prior approval of the other (which approval shall not be unreasonably withheld, conditioned, or delayed), except as may be required by applicable Legal Requirements or by obligations pursuant to any listing agreement with any national securities exchange, in which case the Party proposing to issue such press release or make such public statement or disclosure shall first, to the extent practicable, consult with the other Party about, and allow the other Party reasonable time to comment in advance on, such press release, public announcement, or disclosure.

5.9 Tax Matters.

(a) Each of Parent and the Company will, and will cause its Subsidiaries and Affiliates to, use its reasonable best efforts to cause the Integrated Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Parent nor the Company will (nor will they permit their respective Subsidiaries or Affiliates to) take any action, or cause any action to be taken, which action could reasonably be expected to prevent or impede the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) Each of Parent and the Company will notify the other Party promptly after becoming aware of any fact or circumstance that could reasonably be expected to cause the Integrated Mergers, taken together, to not qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties shall (i) treat the Integrated Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant income Tax purposes, (ii) file all Tax Returns consistent with such Tax treatment, (iii) take no Tax position inconsistent with such Tax treatment, and (iv) comply with all reporting and recordkeeping requirements applicable to the Integrated Mergers which are prescribed by the Code, by the Treasury Regulations thereunder or by forms, instructions or other publications of the IRS, including the record-keeping and information filing requirements prescribed by Treasury Regulations Section 1.368-3, in each case, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code.

(c) This Agreement is intended to constitute, and the Parties hereto adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

(d) Upon the request of Parent prior to the Closing Date, at or prior to the Closing, the Company will cause each of its Subsidiaries that is classified as a corporation for U.S. federal income tax purposes for which such a request is made to, as applicable, either (i) convert to a Delaware limited liability company that is disregarded as separate from the Company for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3(b) with such conversion effective prior to the Effective Time or (ii) file a valid election pursuant to Treasury Regulations Section 301.7701-3(c) to be treated as an entity disregarded as separate from the Company for U.S. federal income tax purposes with the effective date of such election being the Closing Date or a date prior to the Closing Date.

5.10 Resignation of Directors. The Company shall use commercially reasonable efforts to obtain and deliver to Parent prior to the Closing Date (to be effective as of the Effective Time) the resignation of each director of the Company (in each case, in their capacities as directors, and not as employees) as Parent shall request in writing not less than five days prior to the Closing Date.

5.11 Listing. Parent shall use reasonable best efforts to cause the shares of Parent Class A Common Stock to be issued in the Merger pursuant to this Agreement to be approved for listing (subject to official notice of issuance) on the NYSE prior to the Effective Time.

5.12 Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Legal Requirements and the rules and regulations of the NYSE American to cause (a) the delisting of the Company Common Stock from the NYSE American as promptly as practicable after the Effective Time and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

5.13 Rule 16b-3. Parent, Holdco LLC, Merger Sub, and the Company shall take all such steps as may be reasonably necessary to cause the transactions contemplated by Article 1 and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who (a) is a director or officer of the Company subject to Section 16 of the Exchange Act, or (b) at the Effective Time is or will become a director or officer of Parent subject to Section 16 of the Exchange Act, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.14 Employee Benefits.

(a) Following the Subsequent Merger Effective Time, and for at least six months thereafter, the Surviving Company shall provide or cause to be provided to each individual employed by the Surviving Company immediately after the Subsequent Merger Effective Time (each, a “Continuing Employee”) an annual base salary or wage level, as applicable, annual cash incentive opportunities, and employee benefits (excluding, for the avoidance of doubt, defined benefit pension, nonqualified deferred compensation, equity-based compensation and post-termination or retiree health and welfare benefits) that, in the aggregate, are substantially comparable to such compensation and employee benefits provided by the Parent to similarly situated employees of Parent and its Affiliates; provided, however, that nothing in this Section 5.14 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Company to amend or terminate the employment of any individual or to amend or terminate any employee benefit plan, program, or arrangement. Nothing in this Section 5.14 shall be interpreted to require Parent to provide for the participation of any Continuing Employee in any Parent Benefit Plan; provided, however, that in the event the employment of any Continuing Employee is terminated after the Subsequent Merger Effective Time, the Surviving Company shall be responsible for paying to such terminated employee, in addition to any other compensation to which he or she is entitled under applicable Legal Requirements, the cash equivalent of his or her accrued and unused vacation in accordance with any applicable Parent Benefit Plan in which such Continuing Employee participates, unless a Legal Requirement provides otherwise. This Section 5.14 is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties to this Agreement and their respective successors and permitted assigns, to create any agreement of employment with any Person or otherwise to create any third-party beneficiary hereunder, or to be interpreted as an amendment to any plan of Parent or any affiliate of Parent. Furthermore, nothing in this Agreement shall be construed to create a right in any Continuing Employee to employment with Parent, the Surviving Company or any other Subsidiary of Parent and, subject to any agreement between a Continuing Employee and Parent, the Surviving Company or any other Subsidiary of Parent, the employment of each Continuing Employee shall be “at will” employment.

(b) For purposes of vesting, eligibility to participate and level of benefits under any Parent Benefit Plan in which a Continuing Employee participates, each Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under a corresponding Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, and shall be credited with the Continuing Employee’s accrued and unused vacation to the extent permitted under the applicable Parent Benefit Plan, if any. to which the Continuing Employee was entitled before the Effective Time; provided, that, the foregoing shall not apply to the extent (i) that its application would result in a duplication of benefits, (ii) of any benefit accrual under any Parent Benefit Plan that is a defined benefit plan, or (iii) the corresponding Company Benefit Plan’s method or formula of service crediting is not consistent with the method or formula of service crediting under the Parent Benefit Plan in which case, such Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time in accordance with the method or formula of service crediting under the Parent Benefit Plan. In addition and without limiting the generality of the foregoing, Parent shall, or shall cause the Parent Benefit Plans to, use commercially reasonable efforts to cause (A) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Benefit Plans to the extent that coverage under such Parent Benefit Plan is comparable to a Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (B) for purposes of each Parent Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, all pre-existing condition exclusions and actively-at-work requirements of such Parent Benefit Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding Parent Benefit Plan begins to be taken into account under such Parent Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Benefit Plan.

5.15 Indemnification of Officers and Directors.

(a) From the Subsequent Merger Effective Time and until the six year anniversary of the Subsequent Merger Effective Time, the Surviving Company shall indemnify and hold harmless, to the fullest extent permitted by applicable Legal Requirements, with any payments thereof guaranteed by Parent, each present and former director, officer and employee of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request of the Company or any of its Subsidiaries (collectively, and together with such Person’s heirs, executors or administrators, the “Indemnified Persons”), against any costs or expenses, including attorneys’ fees (including the advancement of such costs and expenses), judgments, fines, losses, claims, damages, liabilities or settlements incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Persons’ service as a director, officer or employee of the Company or its Subsidiaries or services performed by such Persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including actions to enforce this provision or any other indemnification or advancement right of any Indemnified Person.

(b) All rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions under the Company’s certificate of incorporation, bylaws, or indemnification Contracts or undertakings existing in favor of those Persons who are, or were, directors and officers of the Company at or prior to the date of this Agreement shall survive the Integrated Mergers and shall be assumed by the Surviving Company in the Integrated Mergers, with any payments thereof guaranteed by Parent, without any further action. Without limiting the foregoing, Parent, from and after the Subsequent Merger Effective Time, shall cause, unless otherwise required by applicable Legal Requirements, the limited liability company agreement of the Surviving Company to contain provisions no less favorable to the Indemnified Persons with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the certificate of incorporation and bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Persons. In addition, from the Subsequent Merger Effective Time, the Surviving Company shall, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including attorneys’ fees) of any Indemnified Person under this Section 5.15 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.15) as incurred to the fullest extent permitted under applicable Legal Requirements for a period of six years from the Effective Time; provided, that, any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(c) Parent shall purchase, or shall cause the Surviving Company to purchase, on or prior to the Effective Time, and the Surviving Company shall maintain, tail insurance policies for the extension of the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained on the date of this Agreement by the Company, which tail policies shall be from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance and shall be effective from the Effective Time through and including the date six years after the Closing Date (the “Tail Period”) with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing director and officer policies disclosed in Section 5.15(c) of the Company Disclosure Schedule with respect to claims arising from facts, events, acts or omissions that occurred on or prior to the Effective Time. If Parent or the Surviving Company for any reason fails to obtain such tail insurance policies as of the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, (i) continue to maintain in effect for the Tail Period the directors’ and officers’ liability insurance and fiduciary liability insurance maintained as of the date of this Agreement, or (ii) purchase comparable directors’ and officers’ liability insurance and fiduciary liability insurance for the Tail Period, in each case with terms, conditions, retentions and limits of liability that are at least as favorable as those provided in the Company’s existing director and officer policies disclosed in Section 5.15(c) of the Company Disclosure Schedule. Notwithstanding the foregoing, if the coverage described above cannot be obtained, or can only be obtained by paying aggregate premiums in excess of 250% of the annual amount currently paid by the Company for such coverage, the Surviving Company shall obtain policies with the greatest coverage available for aggregate premiums equal to 250% of the aggregate annual amount currently paid by the Company for directors’ and officers’ liability insurance and fiduciary liability insurance.

(d) If the Surviving Company or any of its respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations set forth in this Section 5.15. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.15 is not prior to, or in substation for, any claims under any such policies.

(e) This Section 5.15 shall survive the consummation of the Integrated Mergers and continue in full force and effect and is intended to benefit, and shall be enforceable by each Indemnified Person as a third-party beneficiary. The rights of the Indemnified Persons under this Section 5.15 are in addition to any rights such Indemnified Persons may have under the certificate of incorporation, bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Legal Requirements.

5.16 Financing Cooperation.

(a) During the Pre-Closing Period, the Company shall, and shall cause each of its Subsidiaries and use reasonable best efforts to cause its other Affiliates and the Representatives of the Company, its Subsidiaries and its other Affiliates (including their respective auditors) to provide all cooperation reasonably requested by Parent to assist Parent in the arrangement of (x) any bank debt financing or any capital markets debt financing for the purposes of financing any repayment or refinancing of debt of the Company and its Subsidiaries or of Parent and its Subsidiaries and any other amounts required to be paid in connection with the consummation of the Contemplated Transactions and/or (y) any amendments of, or waivers or consents granted under debt of the Company and its Subsidiaries or of Parent and its Subsidiaries, including the Parent ABL Credit Agreement and the Company Credit Agreement (the arrangements described in clauses (x) and (y) above, collectively, the “Debt Financing”), which cooperation shall include, without limitation: (i) reasonably assisting Parent and the Debt Financing Sources in the preparation of (A) offering documents, private placement memoranda, bank information memoranda and similar documents required in connection with the Debt Financing and (B) materials for rating agency presentations, (ii) providing for the participation of senior management of the Company and its Subsidiaries in a reasonable number of rating agency presentations and meetings with prospective lenders, in each case, upon reasonable prior notice and at times and locations to be mutually agreed in good faith, (iii) furnishing Parent and the Debt Financing Sources as promptly as practicable with such financial information regarding the Company and its Subsidiaries as Parent shall reasonably request, (iv) furnishing Parent and the Debt Financing Sources with customary authorization letters authorizing the distribution of information to prospective lenders or investors (including customary 10b-5 and material non-public information representations), (v) reasonably cooperating with the Debt Financing Sources reasonable due diligence requests, (vi) furnishing Parent and the Debt Financing Sources promptly with all documentation and other information in respect of the Company and its Subsidiaries that any Debt Financing Source has requested prior to the Closing Date that is required by a Governmental Body under applicable “beneficial ownership,” “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, (vii) reasonably assisting Parent in connection with the preparation by Parent and its Representatives of the Debt Financing Documents (including executing and delivering the Debt Financing Documents with respect thereto), the borrowing of loans and the provision of guarantees and security interests to support the Debt Financing by the Company and its Subsidiaries, (viii) reasonably cooperating with Parent’s legal counsel (which may include local, regulatory or other special counsel) in connection with any legal opinions that such counsel may be required to deliver in connection with the Debt Financing, cooperating with Parent and Parent’s efforts to obtain corporate and facilities ratings, consents, landlord and bailee waivers, estoppel and non-disturbance agreements and similar consents as reasonably requested by Parent, (ix) taking all actions reasonably necessary to (A) permit the Debt Financing Sources to evaluate the Company’s and its Subsidiaries’ current assets, properties, rights, inventory, cash management and accounting systems, and policies and procedures relating thereto (including cooperating in and facilitating field examinations, collateral audits, asset appraisals and surveys), in each case in connection with their customary pre-closing due diligence or for the purpose of establishing collateral arrangements to the extent customary and reasonable and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (x) furnishing Parent all existing field examinations, collateral audits and asset appraisals and surveys of the Company and its Subsidiaries performed in the two (2) years prior to the date of this Agreement, (xi) using reasonable best efforts to facilitate discussions with the Company’s and its Subsidiaries’ existing lending and investment banking relationships and (l) otherwise reasonably cooperating with Parent to satisfy any conditions precedent to the Debt Financing to the extent within the control of the Company, its Subsidiaries, its other Affiliates and their respective Representatives. Notwithstanding the foregoing, none of the Company, its Subsidiaries or its other Affiliates or any of their respective Representatives, shall be required to (x) provide any cooperation or assistance under this Section 5.16(a) to the extent doing so would (1) unreasonably interfere with the ongoing business or operations of such Person or (2) require such Person to take any action that would conflict with or violate any law or subject any director, manager, officer or employee of such Person to any actual personal liability or (y) obtain any corporate authorizations or execute or deliver any certificate, document, instrument or agreement in connection with the Debt Financing (other than the authorization letters referred to in clause (iv) above and any others that are necessary or reasonably requested in connection with the Debt Financing and that would not be effective until the Closing Date): (1) jeopardize any attorney-client or other privilege; or (2) contravene any applicable Legal Requirement or result in the breach of any confidentiality obligation in place prior to the date of this Agreement. Parent and the Debt Financing Sources may disclose confidential information obtained by it or its Representatives pursuant to this Section 5.16(a) to (i) potential lenders and investors in connection with the marketing and syndication of the Debt Financing and (ii) rating agencies in connection with confirming or obtaining ratings for Parent or the Debt Financing; provided that each of the foregoing are informed by Parent that such information is being disclosed on a confidential basis. The Company hereby consents to the use of the Company’s (and its Subsidiaries’) logos, names and marks in connection with the Debt Financing; provided, that such names, marks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries. Parent shall, promptly upon request by the Company, reimburse the Company, as applicable, for all reasonable and documented out-of-pocket costs incurred by the Company, its Affiliates or their respective Representatives in connection with the cooperation contemplated under this Section 5.16(a). Notwithstanding the agreements of the Company to cooperate with Parent’s efforts regarding the Debt Financing, there is no financing contingency or condition precedent for the benefit of Parent in connection with the consummation of the Contemplated Transactions.

(b) Except as a result of gross negligence, fraud or willful misconduct by the Company, its Subsidiaries or its or their Representatives, or arising from any material breach of this Agreement or any misstatement or omission of information relating to the Company and its Subsidiaries provided by the Company, its Subsidiaries, its other Affiliates or its or their respective Representatives (including any historical financial information furnished in writing by or on behalf of the Company and/or its Subsidiaries, and financial statements and audits thereof), Parent shall indemnify, defend and hold harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all losses, damages, claims and reasonable and documented out-of-pocket fees and expenses (including reasonable and documented out-of-pocket fees and expenses of one outside legal counsel, accountants, investment bankers, experts, consultants and other advisors) suffered or incurred by them directly or indirectly in connection with any action taken in accordance with Section 5.16(a) and any information utilized in connection therewith. In addition, Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket fees and expenses (including reasonable and documented out-of-pocket fees and expenses of outside legal counsel, accountants, investment bankers, experts, consultants and other advisors) incurred by the Company or its Subsidiaries in connection with the performance of the Company’s obligations under Section 5.16(a).

5.17 Payment of Company Indebtedness; Finance Leases. At the Effective Time, the Surviving Corporation shall assume all obligations of the Company under and in accordance with the Company Credit Agreement and pay all amounts required to repay in full and retire the Specified Indebtedness pursuant to the Payoff Documentation. At the Effective Time, the Surviving Corporation shall assume all obligations of the Company under and in accordance with the Company Finance Leases pursuant to Company Finance Lease Consents.

5.18 Transaction Litigation. The Company and Parent shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against such the Company and/or its directors or officers relating to the Merger and the other Contemplated Transactions (such litigation, “Transaction Litigation”), and shall consider in good faith the Parent’s advice with respect to such Transaction Litigation. Prior to the Closing, the Company will not agree to any settlement agreement in respect of any securityholder litigation against the Company and/or its directors or officers relating to the Contemplated Transactions without the prior written consent of the Parent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall cooperate, shall cause its respective Subsidiaries to cooperate and shall use its reasonable best efforts to cause its Representatives to cooperate, in the defense against such Transaction Litigation.

5.19 Anti-Takeover Statute. Each of Parent, the Parent Board, the Company and the Company Board shall (a) take no action to cause any Antitakeover Statute to become applicable to this Agreement or the Contemplated Transactions and (b) if any Antitakeover Statute is or becomes applicable to this Agreement or the Contemplated Transactions, take all reasonable action necessary to ensure that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Antitakeover Statute with respect to this Agreement and the Contemplated Transactions.

5.20 Control of Other Party’s Business . Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct any of the operations of Parent, Holdco LLC or Merger Sub prior to the Closing. Nothing contained in this Agreement shall give Parent, Holdco LLC or Merger Sub, directly or indirectly, the right to control or direct any of the operations of the Company prior to the Closing. Prior to the Closing, each of the Company, Parent, Holdco LLC and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

ARTICLE 6

CONDITIONS PRECEDENT

6.1 Conditions to Each Party’s Obligations. The respective obligation of each Party to effect the Merger and otherwise consummate the Contemplated Transactions is subject to the satisfaction at or before the Closing Date, of each of the following conditions, any or all of which may be waived jointly by the Parties:

(a) Effectiveness of Form S-4 Registration Statement. The Form S-4 Registration Statement shall have been declared effective by the SEC in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Form S-4 Registration Statement shall have been issued by the SEC, and no proceeding for that purpose shall have been initiated or pending by the SEC.

(b) Company Stockholder Approval. The Required Stockholder Approval shall have been obtained.

(c) Listing. The shares of Parent Class A Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on the NYSE.

(d) No Restraints. No temporary restraining Order, preliminary or permanent injunction, or other Order of a Governmental Body prohibiting the consummation of the Merger shall be in effect, and no Legal Requirement shall be in effect that makes consummation of the Merger illegal or otherwise prohibits the consummation of the Merger.

6.2 Conditions of Parent, Holdco LLC and Merger Sub. The obligations of Parent, Holdco LLC and Merger Sub to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction, or waiver by Parent, at or before the Closing, of each of the following conditions:

(a) Accuracy of Representations. The representations and warranties of the Company (i) set forth in Section 3.6(b) (Absence of Certain Changes and Events) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, (ii) set forth in Section 3.3(a) (Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (ii), for any de minimis inaccuracies, (iii) set forth in Section 3.2(a) (Authority; No Conflict), Section 3.3 (other than Section 3.3(a)) (Capitalization), Section 3.6 (other than Section 3.6(b) (Absence of Certain Changes and Events)), Section 3.18 (Brokers) and Section 3.20 (Rights Plan; Antitakeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time) and (iv) set forth in this Agreement, other than those representations and warranties described in clauses (i), (ii) or (iii) above, shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “material,” “in all material respects” and “Company Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Covenants. The covenants and obligations in this Agreement that the Company is required to comply with or perform at or prior to the Closing Date shall have been complied with or performed in all material respects.

(c) Certificate. The Company shall have provided Parent with a certificate from the chief executive officer and the chief financial officer of the Company certifying that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

(d) No Company Material Adverse Effect. During the Pre-Closing Period, no Company Material Adverse Effect shall have occurred or be reasonably expected to occur.

(e) Payoff Documentation and Company Finance Lease Consents. The Company shall have delivered, or cause to be delivered, to Parent (i) at least three Business Days prior to Closing, drafts of the Payoff Documentation and Company Finance Lease Consents and (ii) at least one (1) Business Day prior to Closing, final form (and executed, where applicable) Payoff Documentation and Company Finance Lease Consents.

(f) FIRPTA Certificate. The Company shall deliver a certificate issued pursuant to and in compliance with (including the making of any required filings with the IRS) Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that as of the Closing Date an interest in the Company is not a U.S. real property interest within the meaning of Section 897 of the Code.

(g) Parent ABL Consent. Parent shall have obtained from the requisite lenders under the Parent ABL Credit Agreement an amendment or other written consent to permit the consummation of the transactions contemplated under this Agreement. Parent shall use its commercially reasonable efforts in obtaining such amendment or other written consent.

6.3 Conditions of the Company. The obligation of the Company to effect the Merger and otherwise consummate the Contemplated Transactions is subject to the satisfaction, or waiver by the Company, at or before the Closing, of each of the following conditions:

(a) Accuracy of Representations. The representations and warranties of Parent, Holdco LLC and Merger Sub (i) set forth in Section 4.7(b) (Absence of Certain Changes and Events) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, (ii) set forth in Section 4.3(a) (Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (ii), for any de minimis inaccuracies, (iii) set forth in Section 4.2(a) (Authority; No Conflict), Section 4.3 (other than Section 4.3(a) (Capitalization)), Section 4.7 (other than Section 4.7(b) (Absence of Certain Changes and Events)) and Section 4.9 (Brokers) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time), and (iv) set forth in this Agreement, other than those described in clauses (i), (ii) and (iii) above, shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “material,” “in all material respects” and “Parent Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Covenants. The covenants and obligations in this Agreement that Parent, Holdco LLC or Merger Sub, as applicable, is required to comply with or perform at or prior to the Closing Date shall have been complied with or performed in all material respects.

(c) Certificate. Parent shall have provided the Company with a certificate from the chief executive officer and the chief financial officer of Parent certifying that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

(d) No Parent Material Adverse Effect. During the Pre-Closing Period, no Parent Material Adverse Effect shall have occurred or be reasonably expected to occur.

ARTICLE 7

TERMINATION

7.1 Termination. This Agreement may be terminated and the transaction contemplated by this Agreement may be abandoned at any time prior to the Effective Time (whether before or after the receipt of the Required Stockholder Approval), as follows:

(a) by mutual written Consent of Parent and the Company;

(b) by Parent or the Company if the Merger shall not have been consummated by 5:00 p.m. Central Time on June 30, 2022 (as such date may be extended pursuant to the immediately succeeding proviso, the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party whose failure to perform any material obligation required to be performed by such Party has been a cause of, or results in, the failure of the Merger to be consummated by the End Date (it being understood that Parent, Holdco LLC and Merger Sub shall be deemed a single Party for purposes of the foregoing proviso);

(c) by Parent or the Company if (i) a court or other Governmental Body of competent jurisdiction shall have issued a final and non-appealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining, or otherwise prohibiting the Merger; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement has been the cause of, or has resulted in, the issuance of such Governmental Order or other action, or (ii) a Legal Requirement shall be in effect that permanently makes consummation of the Merger illegal or otherwise permanently prohibits the consummation of the Merger;

(d) by Parent or (subject to Section 5.6(c)) the Company if (i) if no Company Stockholder Meeting Election is made, the Required Stockholder Approval is not obtained within 30 days after the Form S-4 Registration Statement is declared effective by the SEC or (ii) following a Company Stockholder Meeting Election, the Required Stockholder Approval shall not have been obtained at the Company Stockholder Meeting (including any adjournment or postponement thereof);

(e) by Parent, prior to the time the Required Stockholder Approval is obtained, if (i) the Company or any of its Representatives shall have made a Company Change in Recommendation in violation of Section 5.6(b), (ii) the Company shall have failed to include the Company Board Recommendation in the Combined Consent Statement/Prospectus or Proxy Statement, or (iii) the Company or any of its Representatives shall have materially violated or materially breached Section 5.4;

(f) by Parent in the event of a Written Consent Failure;

(g) by Parent (i) if any of the Company’s representations and warranties shall have been inaccurate as of the date of this Agreement, such that the condition set forth in Section 6.2(a) would not be satisfied; (ii) if (A) any of the Company’s representations and warranties become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.2(a) would not be satisfied if the condition were then being tested, and (B) such inaccuracy, if capable of cure, has not been cured by the Company by the earlier of (x) the End Date and (y) 30 calendar days after its receipt of written notice from Parent thereof; or (iii) if any of the Company’s covenants contained in this Agreement shall have been breached, such that the condition set forth in Section 6.2(b) would not be satisfied if the condition were then being tested and such breach, if capable of cure, has not been cured by the Company by the earlier of (x) the End Date and (y) 30 calendar days after its receipt of written notice from Parent thereof; provided, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) if Parent, Holdco LLC or Merger Sub is then in material breach of any of its representations, warranties or covenants hereunder such that any condition set forth in Sections 6.3(a) or 6.3(b) would not be satisfied; or

(h) by the Company (i) if any of Parent’s representations and warranties shall have been inaccurate as of the date of this Agreement, such that the condition set forth in Section 6.3(a) would not be satisfied; (ii) if (A) any of Parent’s representations and warranties shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.3(a) would not be satisfied if the condition were then being tested, and (B) such inaccuracy, if capable of cure, has not been cured by Parent by the earlier of (x) the End Date and (y) 30 calendar days after its receipt of written notice from the Company thereof; or (iii) if any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 6.3(b) would not be satisfied if the condition were then being tested and such breach, if capable of cure, has not been cured by Parent by the earlier of (x) the End Date and (y) 30 calendar days after its receipt of written notice from the Company thereof; provided, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(h) if the Company is then in material breach of any of its representations, warranties or covenants hereunder such that any condition set forth in Sections 6.2(a) or 6.2(b) would not be satisfied.

Any termination pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall be effected by written notice from the terminating Party to the other parties.

7.2 Effect of Termination. In the event of the valid termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other parties hereto, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall be of no further force or effect, without any liability or obligation on the part of the Company, Parent, Holdco LLC or Merger Sub; provided, however, that (a) the Confidentiality Agreement and this Section 7.2, Section 7.3, and Article 8 shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement shall not relieve any Party from any liability for fraud or any Willful and Intentional Breach of any representation, warranty, covenant, or other provision contained in this Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity.

7.3 Expenses; Termination Fees.

(a) Except as set forth in Section 5.15 and this Section 7.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b) The Company agrees to pay Parent an amount equal to $2,500,000 (the ”Termination Fee”) if this Agreement is terminated:

(i) by Parent pursuant to Section 7.1(e); or

(ii) (A)(1) by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(d) or (2) by Parent pursuant to Section 7.1(f) or Section 7.1(g), (B) following the execution of this Agreement and on or before the date of any such termination a Company Acquisition Proposal shall have been announced, disclosed or otherwise communicated to the Company Board, and (C) within 12 months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Acquisition Transaction (or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Company Acquisition Proposal) or consummates a Company

Acquisition Transaction. For purposes of this Section 7.3(b)(ii), (1) the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 8.17, except that the references to “15% or more” shall be deemed to be references to “50% or more;” and (2) any Company Acquisition Proposal made prior to the execution of this Agreement will be deemed to have been made following the execution of this Agreement if the Company breaches its obligations under Section 5.4(a) with respect thereto.

(c) Any Termination Fee required to be paid (i) pursuant to Section 7.3(b)(i) shall be paid within two Business Days after termination by Parent, and (ii) pursuant to Section 7.3(b)(ii) shall be paid within two Business Days after the event giving rise to such payment, and, in each case, shall be paid by wire transfer of immediately available funds to an account designated in writing by the Parent.

(d) Without prejudice to the payment of any Termination Fee, in the event that this Agreement is terminated by either (i) the Company or Parent pursuant to Section 7.1(d) or (ii) Parent pursuant to Section 7.1(f), and, in the case of either clause (i) or (ii), the Termination Fee is not otherwise payable by the Company at the time of such termination pursuant to Section 7.3(b)(ii), the Company shall pay to Parent an amount not to exceed $1,250,000 in respect of the expenses of Parent incurred in connection with this Agreement and the Contemplated Transactions, within two Business Days after such termination by wire transfer of immediately available funds to an account designated in writing by Parent (such amount, an “Expense Reimbursement”). In the event that the Company shall make an Expense Reimbursement to Parent pursuant to this Section 7.3(d), such amount paid shall be deducted from the amount of any Termination Fee paid or payable by the Company pursuant to Section 7.3(b).

(e) If a Party fails to pay when due any amount payable under this Section 7.3, then (i) the non-paying Party shall reimburse the other Party for all costs and expenses (including fees of counsel) incurred in connection with the enforcement by the other Party of its rights under this Section 7.3, and (ii) the non-paying Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such overdue amount was originally required to be paid.

(f) The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Payment of the fees and expenses described in this Section 7.3 shall not be in lieu of liability pursuant to Section 7.2(b). In no event shall either Party be obligated to pay a Termination Fee or Expense Reimbursement pursuant to this Section 7.3 on more than one occasion.

ARTICLE 8

MISCELLANEOUS PROVISIONS

8.1 Amendment. This Agreement may be amended at any time prior to the Effective Time by the Parties (by action taken or authorized by their respective boards of directors), whether before or after the Required Stockholder Approval shall have been obtained; provided, however, that after the Required Stockholder Approval shall have been obtained, no amendment shall be made to this Agreement that by law requires further approval or authorization by the stockholders of the Company without such further approval or authorization. This Agreement may not be amended, except by an instrument in writing signed by or on behalf of each of the Parties. Notwithstanding the foregoing, no amendment shall be made of the definition of “Debt Financing Source”, this Section 8.1, Section 8.2, Section 8.6(b), Section 8.7(b), Section 8.8, Section 8.11 or Section 8.16 or any defined term used within any such Section that is materially adverse to the Debt Financing Sources without the consent the Debt Financing Sources materially and adversely affected thereby.

8.2 Remedies Cumulative; Waiver.

(a) The rights and remedies of the Parties are cumulative and not alternative. Neither any failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable Legal Requirements, (i) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (ii) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement; provided, that, no waiver or extension in respect of the definition of “Debt Financing Source”, Section 8.1, this Section 8.2, Section 8.6(b), Section 8.7(b), Section 8.8, Section 8.11 and Section 8.16 or any defined term that is used within any such Section shall be granted if such waiver or extension is materially adverse to the Debt Financing Sources without the consent of the Debt Financing Sources materially and adversely affected thereby.

(b) At any time prior to the Effective Time, Parent (with respect to the Company) and the Company (with respect to Parent, Holdco LLC and Merger Sub) may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of such Party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or any document delivered pursuant to this Agreement and (iii) waive compliance with any covenants, obligations, or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party.

8.3 No Survival. None of the representations and warranties contained in this Agreement, or any covenant in this Agreement, other than those contained in Section 5.14, Section 5.15 and any other covenant or agreement contained in this Agreement that by its terms applies in whole or in part after the Effective Time, shall survive the Effective Time.

8.4 Entire Agreement. This Agreement, including the schedules, exhibits, and amendments hereto, the Support Agreements and the Confidentiality Agreement and any other document or instrument referred to herein constitute the entire agreement among the Parties and supersede all other prior or contemporaneous agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof.

8.5 Execution of Agreement; Counterparts; Electronic Signatures.

(a) The Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties; it being understood that all Parties need not sign the same counterpart.

(b) This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

8.6 Governing Law.

(a) This Agreement and the agreements, instruments, and documents contemplated hereby, shall be governed by, and construed in accordance with, the Legal Requirements of the State of Delaware, without regard to any applicable principles of conflicts of law that might require the application of the Legal Requirements of any other jurisdiction.

(b) Notwithstanding anything herein to the contrary, each Party agrees that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) involving a Debt Financing Source that is in any way related to this Agreement or the Contemplated Transactions, including but not limited to any dispute arising out of or relating in any way to the Debt Financing shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to conflict of law principles (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law).

8.7 Exclusive Jurisdiction; Venue.

(a) In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 8.7, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, and (v) agrees that service of process upon such Party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 8.12 of this Agreement.

(b) Notwithstanding anything herein to the contrary, each Party (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the Contemplated Transactions, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable Legal Requirements exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.12 shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (v) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

8.8 Waiver of Jury Trial. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN THE PARTIES OR INVOLVING ANY DEBT FINANCING SOURCE ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE CONTEMPLATED TRANSACTIONS, INCLUDING THE DEBT FINANCING. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.8

8.9 Disclosure Schedules.

(a) The Company Disclosure Schedule and the Parent Disclosure Schedule are arranged in separate parts corresponding to the numbered and lettered Sections contained in Articles 3 and 4 and Section 5.1, respectively. The Company Disclosure Schedule and the Parent Disclosure Schedule are arranged in sections corresponding to the sections of this Agreement merely for convenience, and the information disclosed in any numbered or lettered Section in the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to relate to and to qualify any other Section to the extent that the relevance of such item is reasonably apparent. Where the terms of a Contract or other disclosure item have been referenced, summarized or described, such reference, summary or description does not purport to be a complete statement of the material terms of such Contract or disclosure item and such disclosures are qualified in their entirety by the specific details of such Contract or disclosure item.

(b) The inclusion of any information in the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Schedule or the Parent Disclosure Schedule, that such information is required to be listed in the Company Disclosure Schedule or the Parent Disclosure Schedule or that such items are material to the Company or Parent, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

No disclosure in the Company Disclosure Schedule or Parent Disclosure Schedule relating to any possible or alleged breach or violation of Legal Requirements or Contract shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, or as an admission against any interest of any Party or any of its Subsidiaries or its or their respective directors or officers. In disclosing information in the Company Disclosure Schedule or Parent Disclosure Schedule, the disclosing Party expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein. The headings, if any, of the individual sections of each of the Company Disclosure Schedule and the Parent Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Schedule and the Parent Disclosure Schedule are qualified in their entireties by reference to specific provisions of this Agreement, and are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company or Parent, Holdco LLC or Merger Sub, as applicable, except as and to the extent provided in this Agreement.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

8.10 Assignments and Successors. No Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written Consent of the other Parties. Any attempted assignment of this Agreement or of any such rights or delegation of obligations without such consent shall be void and of no effect. This Agreement will be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns.

8.11 No Third-Party Rights.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that after the Effective Time, (a) the Indemnified Persons shall be third-party beneficiaries of, and entitled to enforce, Section 5.15 and; provided, further, that no Consent of the Indemnified Persons shall be required to amend any provision of the Agreement prior to the Effective Time, (b) the holders of Company Common Stock shall be third-party beneficiaries of, and shall be entitled to rely on, Section 2.1, (c) the holders of Company Warrants and the holders of awards granted under the Company Stock Plans shall be third-party beneficiaries of, and shall be entitled to rely on, Section 2.2, (d) the Company Designated Stockholders shall be third-party beneficiaries of, and shall be entitled to rely on, Section 8.16(b) and (e) the Debt Financing Sources shall be third-party beneficiaries of, and shall be entitled to rely on, Section 8.1, Section 8.2, Section 8.6(b), Section 8.7(b), Section 8.8, this Section 8.11 and Section 8.16(a).

(b) The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.12 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing (including facsimile, e-mail or similar writing) and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

If to the Company:

Nuverra Environmental Solutions, Inc.

11111 Katy Freeway, Suite 1006

Houston, TX 77079

Attention: Joseph M. Crabb

Facsimile: (832) 384-8493

Email: joe.crabb@nuverra.com

with a copy to (which shall not constitute notice hereunder):

Squire Patton Boggs (US) LLP

1 E. Washington St., Suite 2700

Phoenix, Arizona 85004

Attention: Matthew M. Holman

Facsimile: (602) 253-8129

Email: matthew.holman@squirepb.com

If to Parent, Holdco LLC or Merger Sub:

Select Energy Services, Inc.

1233 W Loop S, Suite 1400

Houston, TX 77027

Attention: Adam R. Law

Facsimile: (713) 235-9455

Email: ALaw@selectenergy.com

with a copy to (which shall not constitute notice hereunder):

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Attention: Stephen M. Gill and Jameson Miller

Facsimile: (713) 615-5956

Email: SGill@velaw.com; JMiller@velaw.com

8.13 Construction; Usage.

(a) In this Agreement, unless a clear contrary intention appears:

(i) the singular number includes the plural number and vice versa;

(ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iii) reference to any gender includes each other gender;

(iv) references to “days” shall mean “calendar days” unless expressly stated otherwise;

(v) reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(vi) reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced, or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any Section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement, or reenactment of such Section or other provision;

(vii) “hereunder,” “hereof,” “hereto,” “herein,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Section or other provision;

(viii) all Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein;

(ix) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(x) “or” is used in the inclusive sense of “and/or;”

(xi) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding;”

(xii) all references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement;

(xiii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if;”

(xiv) references to documents, instruments, or agreements shall be deemed to refer as well to all addenda, exhibits, schedules, or amendments thereto (but only to the extent, in the case of documents, instruments, or agreements that are the subject of representations and warranties set forth herein, copies of all addenda, exhibits, schedules, or amendments have been provided on or prior to the date of this Agreement to the Party to whom such representations and warranties are being made).

(b) This Agreement was negotiated by the Parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof.

(c) The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement.

8.14 Enforcement of Agreement. The Parties acknowledge and agree that each Party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by any Party could not be adequately compensated by monetary damages alone and that the parties hereto would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any Party may be entitled, at law or in equity, each Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and temporary, preliminary, and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking. In the event that any action shall be brought by a Party in equity to enforce the provisions of the Agreement, no other Party shall allege or assert, and each Party hereby waives the defense, that there is an adequate remedy at law or that the award of specific performance is not an appropriate remedy for any reason of law or equity. If, by the End Date, any Party brings any action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.

8.15 Severability. If any provision of this Agreement is held invalid, illegal, or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect, so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

8.16 Exculpation of Financing Sources; No Recourse.

(a) Notwithstanding anything to the contrary contained herein, no Party nor any of their Representatives (other than, in the case of Parent or any of its Subsidiaries as a party to the Debt Financing) shall have any rights or claims against any Debt Financing Source, nor shall any Debt Financing Source have any liability whatsoever to any such Person (other than, in the case of Parent or any of its Subsidiaries as a party to the Debt Financing and pursuant thereto), in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise, including in each case, whether arising, in whole or in part, out of comparative, contributory or sole negligence by any Debt Financing Source; provided, that following consummation of the Contemplated Transactions, the foregoing will not limit the rights of the parties to the Debt Financing under any Debt Financing Document related thereto. In addition, in no event will any Debt Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature. Each of the parties hereto agrees that this provision shall be interpreted, and any action relating to this provision shall be governed by, the laws of the State of New York.

(b) Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Agreement, each of the Parties covenants, agrees and acknowledges that no Persons other than Parent, Merger Sub, Holdco LLC and the Company have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder and that, notwithstanding that the Parties may be corporations or limited liability companies, no Party has any right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, or managers of any of the Parties or any former, current or future stockholder, controlling person, director, officer, employee, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including the Parties, each a “Non-Recourse Party”), through the Parties or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of any Party against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, or otherwise. Notwithstanding the foregoing, nothing herein shall relieve the Company Designated Stockholders from liability under the Support Agreement or limit Parent’s ability to enforce its rights under the Support Agreements.

8.17 Certain Definitions.

“2017 Plan” means the Nuverra Environmental Solutions, Inc. 2017 Long Term Incentive Plan, as amended from time to time.

“2018 Plan” means the Nuverra Environmental Solutions, Inc. 2018 Restricted Stock Plan for Directors, as amended from time to time.

“Affiliate” of any Person means with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. None of the holders of Company Common Stock as of the date hereof shall be considered an Affiliate of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries shall be considered an Affiliate of any of the foregoing.

“Agreement” shall have the meaning set forth in the Preamble.

“Anti-Corruption Laws” means, in each case to the extent that they are applicable to the Company, Parent or their respective Affiliates (as the case may be): (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended; (b) the U.K. Bribery Act 2010; (c) any applicable Legal Requirement, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; and (d) all other similar or equivalent anti-corruption, anti-bribery or anti-money laundering laws of any jurisdiction applicable to Company, Parent, or their respective Affiliates.

“Antitakeover Statute” shall have the meaning set forth in Section 3.20.

“Antitrust Laws” means the HSR Act, the Clayton Antitrust Act, as amended, the Sherman Antitrust Act, as amended, the Federal Trade Commission Act, as amended, and any other antitrust, unfair competition, merger or acquisition notification, or merger or acquisition control Legal Requirements under any applicable jurisdictions, whether federal, state, local, or foreign.

“Applicable Date” means January 1, 2019.

“Ascribe” shall have the meaning set forth in the Recitals.

“Bankruptcy and Equity Exception” means (i) applicable bankruptcy, insolvency, reorganization, moratorium and any other similar laws of general application, heretofore or hereafter enacted or in effect, affecting the rights and remedies of creditors generally and (ii) the exercise of judicial or administrative discretion in accordance with general equitable principles.

“Blue Sky Laws” shall have the meaning set forth in Section 3.2(c).

“Book Entry Shares” mean uncertificated shares of Company Common Stock represented by a book entry.

“Business Day” means any day other than (i) a Saturday or Sunday, (ii) a day on which banking institutions located in New York, New York or the Secretary of State of the State of Delaware is authorized or required pursuant to a Legal Requirement to be closed, and (iii) a day on which the SEC’s Electronic Data Gathering and Retrieval System is not open to accept filings, and shall consist of the time period from 12:01 a.m. through 12:00 midnight at such location.

“Certificate of Merger” shall have the meaning set forth in Section 1.3.

“Closing” shall have the meaning set forth in Section 1.3.

“Closing Date” shall have the meaning set forth in Section 1.3.

“Code” shall have the meaning set forth in the Recitals.

“Combined Consent Statement/Prospectus” means a combined consent solicitation statement/prospectus in preliminary and definitive form in connection with the solicitation by the Company of written consents from the holders of Company Common Stock.

“Company” shall have the meaning set forth in the Preamble.

“Company Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry, or indication of interest by Parent, its Subsidiaries or its Affiliates) relating to any Company Acquisition Transaction.

“Company Acquisition Transaction” means:

(a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition or sale of securities, tender offer, exchange offer, or other similar transaction involving the Company or any of its Subsidiaries pursuant to which a Person (other than Parent, , Holdco LLC, Merger Sub or their Affiliates) or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons (other than Parent, Holdco LLC, Merger Sub or their Affiliates) directly or indirectly acquires beneficial or record ownership of securities representing 15% or more of the outstanding capital stock or voting power of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity in a merger, consolidation, tender offer, share exchange or other business combination involving the Company, or

(b) any sale (other than sales of inventory in the ordinary course of business consistent with past practice), lease (other than in the ordinary course of business consistent with past practice), exchange, transfer (other than sales of inventory in the ordinary course of business consistent with past practice), license (other than nonexclusive licenses in the ordinary course of business consistent with past practice), acquisition, or disposition of any business or businesses or assets to a Person (other than Parent, Holdco LLC, Merger Sub or their Affiliates) or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons (other than Parent, Merger Sub or their Affiliates) that constitute or account for 15% or more of the consolidated net revenues, net income, EBITDA or assets of the Company and its Subsidiaries;

in each case other than the Contemplated Transactions and transactions between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries.

“Company Benefit Plans” shall have the meaning set forth in Section 3.11(a).

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” shall have the meaning set forth in Section 5.6(a).

“Company Change in Recommendation” shall have the meaning set forth in Section 5.6(b).

“Company Common Stock” shall have the meaning set forth in the Recitals.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a party; (b) by which the Company or any of its Subsidiaries or any asset of the Company or any of its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Credit Agreement” means that certain Loan Agreement entered into as of November 16, 2020, by and between the Company and First International Bank & Trust, as amended, supplemented or otherwise modified from time to time, and including all promissory notes issued thereunder and other “Loan Documents” (as defined therein).

“Company Designated Stockholder” shall have the meaning set forth in the Recitals.

“Company Disclosure Schedule” means the disclosure schedule that has been delivered by the Company to Parent on the date of this Agreement.

“Company Environmental Permits” shall have the meaning set forth in Section 3.13(b).

“Company Finance Lease Consents” shall mean an amendment to, or other written consent from the applicable counterparties to the Company in respect of, each of the Company Finance Leases, which amendments or consents shall, permit the consummation of the transactions contemplated under this Agreement under each such lease agreement and otherwise be in form and substance reasonably satisfactory to Parent.

“Company Finance Leases” shall mean each of (i) the lease agreement entered into by the Company with Paccar Financial Corp. on February 15, 2019 (as amended, amended and restated, supplemented or otherwise modified from time to time) and (ii) the lease agreement entered into by the Company with Los Angeles Truck Centers, LLC on September 13, 2019 (as amended, amended and restated, supplemented or otherwise modified from time to time).

“Company Financial Statements” shall have the meaning set forth in Section 3.5(a).

“Company Insurance Policies” shall have the meaning set forth in Section 3.16.

“Company IP” means all Intellectual Property owned, used, or held for use by the Company and its Subsidiaries in their business as currently conducted, including all Owned Company IP and Licensed Company IP.

“Company IT Systems” shall have the meaning set forth in Section 3.8(h).

“Company Leased Real Property” shall have the meaning set forth in Section 3.9(a).

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Material Contract” shall have the meaning set forth in Section 3.15(a).

“Company Owned Real Property” shall have the meaning set forth in Section 3.9(a).

“Company Permits” shall have the meaning set forth in Section 3.12(b).

“Company Preferred Stock” means the preferred stock, $0.01 par value per share, of the Company, including Series A Junior Participating Preferred Stock.

“Company Proprietary Software” shall have the meaning set forth in Section 3.8(f).

“Company PSU Award” means an award of outstanding but unvested shares of restricted stock units settleable in Company Common Stock whose vesting is conditioned in full or in part on achievement of performance goals or metrics and is granted pursuant to the 2017 Plan.

“Company Real Property Interests” means all interests in real property, including, without limitation, Company Owned Real Property and Company Leased Real Property, surface and subsurface water rights, easements, rights-of-way, permits and other interests (including with respect to any pipeline systems and facilities related to the gathering, transportation, dehydration, processing, or storage thereof), and all fixtures, buildings and improvements located thereon or appertaining thereto.

“Company Related Party Transaction” shall have the meaning set forth in Section 3.21.

“Company Restricted Stock Award” means an award of outstanding but unvested shares of restricted Company Common Stock granted pursuant to the 2018 Plan.

“Company Rights Agreement” means that certain Rights Agreement, dated as of December 21, 2020, by and between the Company and American Stock Transfer &Trust Company, LLC.

“Company RSU Award” means an award of outstanding but unvested shares of restricted stock units settleable in Company Common Stock subject to time-based vesting conditions and granted pursuant to the 2017 Plan.

“Company SEC Reports” shall have the meaning set forth in Section 3.4(a).

“Company Stock Certificate” means a valid certificate representing shares of Company Common Stock.

“Company Stock Plans” means the plans or arrangements of the Company providing for the grant of awards of Company Common Stock or awards valued, in whole or in part, by reference to Company Common Stock, or otherwise relating thereto, including, but not limited to, the 2017 Plan and the 2018 Plan.

“Company Stockholder Meeting” shall have the meaning set forth in Section 5.6(c).

“Company Stockholder Meeting Election” shall have the meaning set forth in Section 5.6(c).

“Company Warrants” means the warrants of the Company, which expire at the Expiration Time (as defined in the Warrant Agreement), exercisable for 118,137 shares of Company Common Stock in the aggregate as provided in, issued pursuant to and subject to the terms, conditions and rights set forth in the Warrant Agreement.

“Company Written Consent” shall have the meaning set forth in the Recitals.

“Confidentiality Agreement” means that certain Mutual Nondisclosure Agreement, dated October 6, 2021, by and between Parent and the Company.

“Consent” means any approval, consent, ratification, permission, waiver, or authorization (including any Governmental Authorization).

“Contamination” means the presence of, or Release on, under, from, or to, any property of any Hazardous Substance, except the routine storage and use of Hazardous Substances from time to time in the ordinary course of business in compliance with Environmental Laws.

“Contemplated Transactions” shall have the meaning set forth in the Recitals.

“Continuing Employee” shall have the meaning set forth in Section 5.14(a).

“Contract” means any written, oral, or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, or commitment or undertaking of any nature; provided, that, “Contracts” shall not include any Company Benefit Plans.

“Converted Parent PSU Award” shall have the meaning set forth in Section 2.2(b)(i).

“Converted Parent RSU Award” shall have the meaning set forth in Section 2.2(b)(i).

“Copyrights” means all copyrights, rights in copyrightable works, semiconductor topography and mask work rights, and applications for registration thereof, including all rights of authorship, use, publication, reproduction, distribution, performance transformation, moral rights, and rights of ownership of copyrightable works, semiconductor topography works, and mask works, and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography, and mask work conventions.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“Debt Financing” shall have the meaning set forth in Section 5.16(a).

“Debt Financing Documents” means the agreements, documents, schedules and certificates contemplated by the Debt Financing, including: (a) all credit agreements, credit agreement amendments, loan documents, intercreditor agreements and security documents governing or contemplated in connection with the Debt Financing; (b) officer, secretary, perfection, solvency, borrowing base and other customary certificates, legal opinions, organizational documents, good standing certificates, lien searches, and resolutions to be authorized, executed and/or delivered in connection with the Debt Financing; and (c) agreements, documents or certificates that facilitate the creation, perfection or enforcement of liens securing the Debt Financing (including original copies of all stock certificates representing equity interests of the Company and its Subsidiaries (with transfer powers executed in blank), control agreements and issuer acknowledgments) as are requested by Parent or the Debt Financing Sources.

“Debt Financing Sources” shall mean the Persons who have provided or do provide debt financing, issuances, or placements in connection with any Debt Financing, including any Persons named in any debt commitment letters, joinder agreements, indentures, credit agreements, amendments, consents, waivers or similar agreements entered into in connection therewith or relating thereto together with such Persons’ Affiliates, officers, directors, employees and representatives and their successors and assigns.

“DGCL” shall have the meaning set forth in the Recitals.

“DLLCA” shall have the meaning set forth in the Recitals.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System.

“Effective Time” shall have the meaning set forth in Section 1.3.

“Encumbrance” means any Lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive or other preferential right, community property interest, third Person right or interest (whether possessory or non-possessory), or covenant, condition or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, and any restriction on the possession, exercise, or transfer of any other attribute of ownership of any asset).

“End Date” shall have the meaning set forth in Section 7.1(b).

“Entity” means any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company, or joint stock company), firm, society, or other enterprise, association, organization, or entity.

“Environmental Law” means any federal, state, or local law, statute, rule, or regulation relating to the environment, including any statute, regulation, administrative decision, or order pertaining to (a) pollution or protection of the environment, including natural resources, wildlife, marine life, plants and wetlands, (b) remediation of contamination, or (c) Hazardous Substances, or occupational health and workplace safety.

“ERISA” shall have the meaning set forth in Section 3.11(a)(i).

“ERISA Affiliate” means, with respect to any entity, trade, or business, any other entity, trade, or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade, or business, or that is a member of the same “controlled group” as the first entity, trade, or business pursuant to Section 4001(a)(14) of ERISA.

“Excess Shares” shall have the meaning set forth in Section 2.1(c).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning set forth in Section 2.4(a).

“Exchange Fund” shall have the meaning set forth in Section 2.4(a).

“Exchange Ratio” means 0.2551x.

“Exercise Price” shall have the meaning set forth in Section 3.3(a).

“Ex-Im Laws” means in each case to the extent that they are applicable to the Company, Parent, or their respective Affiliates or Subsidiaries (as the case may be), all applicable U.S. and non-U.S. laws, regulations, and orders relating to export, reexport, transfer, and import controls, including, the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, the U.S. customs and import requirements administered by U.S. Customs and Border Protection, and any other applicable laws, regulations, or orders of similar purpose and scope in any jurisdiction in which the Company, Parent, or any of their respective Affiliates or Subsidiaries is performing activities.

“Expense Reimbursement” shall have the meaning set forth in Section 7.3(d).

“Facilities” means any real property, leaseholds, or other interests currently owned or operated by a Person or any of its Subsidiaries and any buildings, plants, structures, or equipment (including motor vehicles, tank cars, and rolling stock) currently owned or operated by a Person or any of its Subsidiaries.

“Form S-4 Registration Statement” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Class A Common Stock Issuance, as such registration statement may be amended prior to the time it is declared effective by the SEC.

“Fractional Share Proceeds” shall have the meaning set forth in Section 2.1(c).

“GAAP” means generally accepted accounting principles for financial reporting in the United States as of the date hereof, applied on a basis consistent with the basis on which the financial statements referred to in Section 3.5(a) and Section 4.5(a) were prepared.

“Gates” shall have the meaning set forth in the Recitals.

“Government Official” means any officer or employee of a Governmental Body, a public international organization, or any department or agency thereof or any person acting in an official capacity for such government or organization, including (i) a foreign official as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended, (ii) a foreign public official as defined in the U.K. Bribery Act 2010, (iii) an officer or employee of a government-owned, controlled, operated enterprise, such as a national oil company, and (iv) any non-U.S. political party or party official or any candidate for foreign political office.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification, or authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any U.S. or non-U.S.: (a) nation, state, commonwealth, province, territory, region, county, city, municipality, district, or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body, or Entity and any court or other tribunal).

“Hazardous Substance” means any substance that is listed, classified, regulated, or defined as a “pollutant,” “contaminant,” “solid waste,” “toxic substance,” “hazardous substance,” “extremely hazardous substance,” “hazardous waste,” or “hazardous material” pursuant to any Environmental Law, including any petroleum product or by-product, asbestos-containing material, lead-containing paint, pipes or plumbing, polychlorinated biphenyls, radioactive materials, radon, or any other substance which is regulated by any Governmental Body pursuant to any Environmental Law.

“Holdco LLC” shall have the meaning set forth in the Preamble.

“Holdings” shall have the meaning set forth in the Preamble.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, at any time, with respect to any Person, without duplication, all outstanding obligations of such Person as of such time in respect of (a) indebtedness for borrowed money, (b) indebtedness evidenced by bonds, debentures, notes or similar instruments for the payment of which such Person is responsible or liable, (c) all liabilities of such Person in respect of any lease required to be classified and accounted for under GAAP as a capital lease, (d) to the extent drawn as of such time, letters of credit, banker’s acceptances or similar credit transactions, (e) all obligations to pay the deferred and unpaid purchase price of any asset, business or company, including earn-outs and any obligations secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of the property subject to such Lien, but excluding accounts payable incurred in the ordinary course of business consistent with past practice, and (f) (i) any guarantees or other contingent obligations in respect of indebtedness, liabilities or obligations of any other Person of the type described in any clause of this definition and (ii) indebtedness, liabilities or obligations of any other Person of the type referred to in any clause of this definition for which such Person has pledged any of its assets as security, or as to which such Person has undertaken or become obligated to maintain or cause to be maintained the financial position of such other Person, or to purchase such other Person’s indebtedness, liabilities or obligations.

“Indemnified Persons” shall have the meaning set forth in Section 5.15(a).

“Integrated Mergers” shall have the meaning set forth in the Recitals.

“Intellectual Property” means collectively, all intellectual property and other similar proprietary rights in any jurisdiction throughout the world, whether registered or unregistered, including such rights in and to: (a) Trademarks, Internet domain names, other indicia of source and the goodwill associated therewith, (b) Patents and inventions, invention disclosures, discoveries, and improvements, whether or not patentable, (c) Trade Secrets, and confidential information and rights to limit the use or disclosure thereof by any Person, (d) all rights in works of authorship (whether copyrightable or not), Copyrights, and rights in databases (or other collections of information, data works, or other materials), (e) rights in software, including data files, source code, object code, firmware, mask works, application programming interfaces, computerized databases, and other software-related specifications and documentation, (f) rights in designs and industrial designs, (g) rights of publicity and other rights to use the names and likeness of individuals, (h) moral rights, and (i) claims, causes of action, and defenses relating to the past, present, and future enforcement of any of the foregoing; in each case of (a) to (h) above, including any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Body in any jurisdiction.

“IRS” means the Internal Revenue Service.

“Issued Patents” means all issued patents, reissued or reexamined patents, revivals of patents, utility models, certificates of invention, supplementary protection certificates, registrations of patents, and extensions thereof, regardless of country or formal name, issued by the United States Patent and Trademark Office and any other Governmental Body.

“IT Systems” means (a) all computing and/or communications systems and equipment, including any internet, intranet, extranet, e-mail, or voice mail systems and the hardware associated with such systems; (b) all software, the tangible media on which it is recorded (in any form) and all supporting documentation, data and databases; and (c) all peripheral equipment related to the foregoing, including printers, scanners, switches, routers, network equipment, and removable media.

“Knowledge” means, with respect to the Company, the actual knowledge, after reasonable inquiry, of the executive officers of the Company and its Subsidiaries, or with respect to Parent, the actual knowledge, after reasonable inquiry, of the executive officers of Parent.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative, or appellate proceeding), hearing, inquiry, audit, examination, or investigation commenced, brought, conducted, or heard by or before any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” means any federal, state, local, municipal, foreign, or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, or requirement issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NYSE, Nasdaq or OTC).

“License Agreement” means any Contract, whether written or oral, and any amendments thereto (including license agreements, sub-license agreements, consulting agreements, research agreements, development agreements, distribution agreements, consent to use agreements, customer or client contracts, coexistence, nonassertion or settlement agreements), pursuant to which any interest in, or any right to use or exploit, any Intellectual Property has been granted.

“Licensed Company IP” means the Intellectual Property owned by a third Person that the Company or any of its Subsidiaries has a right to use or exploit by virtue of a License Agreement.

“Lien” means any pledge, lien, charge, mortgage, encumbrance, or security interest of any kind or nature.

“Major Customer” means any customer of Company and its Subsidiaries that accounted for greater than ten percent of the revenues received by the Company and its Subsidiaries during either (a) the 12-month period ended December 31, 2020 or (b) the 12-month period ended December 31, 2019.

“Material Adverse Effect,” with respect to any Person, means any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of such Person or its Subsidiaries to consummate the Contemplated Transactions or (b) has, or would have, a material adverse effect on the business, results of operations, condition (financial or otherwise), assets or prospects of such Person and its Subsidiaries taken as a whole; provided, however, that none of the following, and no change, event, occurrence or development resulting from or arising out of the following shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur with respect to such Person:

(i) changes in the economy or financial, debt, credit or securities markets generally in the United States or elsewhere, including changes in interest or exchange rates;

(ii) changes generally affecting the industries (or segments thereof) in which such Person or any of its Subsidiaries operate or industry margins;

(iii) changes or proposed changes in GAAP or other accounting standards or interpretations thereof or in any Legal Requirements, interpretations thereof or regulatory conditions or any changes in the enforcement of any of the foregoing or in general legal or regulatory conditions;

(iv) changes in any political conditions, acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing;

(v) weather conditions or acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, pandemics (including COVID-19), floods or other natural disasters or other comparable events);

(vi) any change, in and of itself, in the market price or trading volume of such Person’s securities; provided that the exception in this clause shall not prevent or otherwise affect a determination that any underlying change, effect, occurrence or development that is the cause of such change has resulted in a Material Adverse Effect to the extent not otherwise falling within any of the other exceptions set forth in clause (i) through (viii) hereof;

(vii) the announcement or pendency of this Agreement or the Mergers or the other transactions contemplated hereby; and

(viii) any action taken by such Person or any of its Subsidiaries that is required by this Agreement or with another Party’s written consent or at the request of another Party;

provided, further, that with respect to clauses (i) through (viii), such change, event, occurrence or development may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such change, event, occurrence or development has a materially disproportionately adverse effect on such Person and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which such Person and its Subsidiaries operate (in which case the disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Merger” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Nasdaq” means The Nasdaq Global Select Market.

“National Labor Relations Board” means the National Labor Relations Board, an independent agency of the U.S. government created by Congress pursuant to the National Labor Relations Act.

“Non-Recourse Party” shall have the meaning set forth in Section 8.16(b).

“NYSE” means the New York Stock Exchange.

“NYSE American” means the NYSE American Stock Exchange.

“Old Plans” shall have the meaning set forth in Section 5.14(b).

“Open Source Software” means Software that is licensed pursuant to an open source, copyleft or community source code (including any libraries or code, software, technologies or other materials that are licensed or distributed under any General Public License, Lesser General Public License, MIT License, Apache License or similar license arrangement or other distribution model).

“Order” means any order, injunction, judgment, decree, ruling, stipulation, assessment, or arbitration award of any Governmental Body or arbitrator.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“OTC” means the OTC Marketplace.

“Owned Company IP” means the Intellectual Property that is owned or purportedly owned by the Company or any of its Subsidiaries.

“Parent” shall have the meaning set forth in the Preamble.

“Parent ABL Credit Agreement” shall mean that certain Credit Agreement, dated as of November 1, 2017, among Parent, Select Energy Services, LLC, the financial institutions from time to time party thereto as lenders and Wells Fargo Bank, National Association, as administrative agent, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Parent Benefit Plan” means each of the following that is sponsored, maintained or contributed to or by Parent or any of its ERISA Affiliates or with respect to which Parent could have any liability, or has been so sponsored, maintained or contributed to within the last six (6) years by Parent or any of its ERISA Affiliates: (i) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA (including employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA); and (ii) each material equity option plan, equity appreciation rights plan, restricted equity plan, phantom equity plan, equity based compensation arrangement, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance or termination pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation arrangement, change in control plan or agreement, retention plan, agreement or arrangement, independent contractor agreement, employment agreement, hospitalization or other medical or dental, life or other insurance, supplemental unemployment benefits plan or agreement or policy or other arrangement providing employment-related compensation, fringe benefits and each other employee benefit plan, agreement, arrangement, program, policy, practice or understanding that is not described in clause (i).

“Parent Board” means the board of directors of Parent.

“Parent Class A Common Stock” shall have the meaning set forth in the Recitals.

“Parent Class A Common Stock Issuance” shall have the meaning set forth in the Recitals.

“Parent Class A-2 Common Stock” means the Class A-2 common stock, par value $0.01 per share, of Parent.

“Parent Class B Common Stock” means the Class B common stock, par value $0.01 per share, of Parent.

“Parent Common Stock” means, collectively, the Parent Class A Common Stock, Parent Class A-2 Common Stock and the Parent Class B Common Stock.

“Parent Disclosure Schedule” means the disclosure schedule that has been delivered by Parent to the Company on the date of this Agreement.

“Parent Financial Statements” shall have the meaning set forth in Section 4.5(a).

“Parent LLC” means SES Holdings, LLC, a Delaware limited liability company.

“Parent LLC Units” shall have the meaning set forth in Section 4.3(a).

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Preferred Stock” means the preferred stock, $0.01 par value per share, of Parent.

“Parent SEC Reports” shall have the meaning set forth in Section 4.4(a).

“Party” means a party to the Agreement.

“Patents” means Issued Patents and Patent Applications.

“Patent Applications” means all published or unpublished nonprovisional and provisional patent applications, reexamination proceedings, including all divisions, continuations, and continuations-in-part thereof, filed with the United States Patent and Trademark Office and any other Governmental Body.

“Payoff Documentation” means (a) one or more customary payoff letters in respect of the Specified Indebtedness that provide for, upon payment of a specified amount or cancellation thereof, (i) full and automatic release and termination of all obligations (other than contingent obligations as to which no claim has been asserted) of the Company and its Subsidiaries under such Specified Indebtedness and of all guarantees and security interests supporting such Specified Indebtedness (if any) and (ii) authorization of Parent, the Company or any of its applicable Subsidiaries (or, in each case, their designee) to file, record or deliver, as the case may be, the documentation described in clause (b) and (b) Uniform Commercial Code termination statements, terminations of assignments, notices, mortgage and deed of trust releases and other documentation as is necessary or reasonably requested by Parent to, upon proper filing or recording or deliver thereof, provide for the full termination and release of all guarantees and security interests supporting such Specified Indebtedness, in each case, in form and substance reasonably satisfactory to Parent.

“Permitted Lien” shall means (a) Encumbrances for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) Encumbrances for assessments or other governmental charges or landlords’, carriers’, warehousemen’s, mechanics’, workers’ or similar Encumbrances (whether statutory or otherwise), in each case incurred in the ordinary course of business consistent with past practice either in connection with workers’ compensation, unemployment insurance, and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeals bonds, bids, leases, government contracts, performance and return of money bonds, and similar obligations, in each case so long as the payment of or the performance of such obligation is not delinquent or is being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (c) with respect to the Company, Liens specifically identified in the Company Financial Statements or in the notes thereto,(d) with respect to Parent, Liens specifically identified in the Parent Financial Statements or in the notes thereto, (e) Encumbrances incurred in the ordinary course of business consistent with past practice that are not reasonably likely to adversely interfere in a material way with the ownership, occupancy or use, or materially and adversely affect the value or marketability, of the property encumbered thereby, (f) any Encumbrance existing as of the date of this Agreement which is filed of record or visible on the ground affecting real property, (g) with respect to Parent, Liens securing indebtedness under the Parent ABL Credit Agreement, (h) with respect to the Company, Liens under the Company Credit Agreement that will be terminated at Closing, (i) any conditions that may be shown by a current survey or physical inspection that are not reasonably likely to adversely interfere in a material way with the ownership, occupancy or use, or materially and adversely affect the value or marketability, of the property encumbered thereby, and (j) any and all service contracts and agreements affecting any real property, in each case, that are not reasonably likely to adversely interfere in a material way with the ownership, occupancy or use, or materially and adversely affect the value or marketability, of the property encumbered thereby.

“Person” means any individual, Entity or Governmental Body.

“Personal Information” means (i) any information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person or household and (ii) “personal data”, “personally identifiable information”, “personal information” or equivalent terms as defined in other Legal Requirements.

“Pre-Closing Period” shall have the meaning set forth in Section 5.1(a).

“Proxy Statement” means a proxy statement in connection with the solicitation by the Company of proxies from the holders of the Company Common Stock to obtain the Required Stockholder Approval.

“Registered Copyrights” means all Copyrights for which registrations have been obtained or applications for registration have been filed in the United States Copyright Office or any other Governmental Body.

“Registered Trademarks” means all Trademarks for which registrations have been obtained or applications for registration have been filed in the United States Patent and Trademark Office or any other Governmental Body.

“Regulation S-K” means SEC Regulation S-K.

“Regulation S-X” means SEC Regulation S-X.

“Release” or “Released” means the spilling, leaking, pumping, pouring, disposing, discharging, emitting, emptying, depositing, injecting, leaching, escaping, dumping, or any other release, however defined, and whether intentional or unintentional, of any Hazardous Substance. The term “Release” shall include any threatened release.

“Representatives” means officers, directors, employees, managers, agents, attorneys, accountants, advisors and representatives.

“Required Stockholder Approval” shall have the meaning set forth in Section 3.2(a).

“Sanctioned Country” means any country or region that currently is or during the past five (5) years has been, subject to a comprehensive embargo under applicable Sanctions Laws (including Cuba, Iran, Libya, North Korea, Sudan, Syria, and the Crimea region of Ukraine, in each case to the extent and for the time period in which such comprehensive embargo was in place).

“Sanctions Laws” means, in each case to the extent that they are applicable to the Company, Parent, or their respective Affiliates or Subsidiaries (as the case may be), all applicable U.S. and non-U.S. laws, statutes, regulations, and orders relating to economic or trade sanctions administered or enforced by the United States (including by the Office of Foreign Assets Control, U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State), the United Nations Security Council, the European Union, any EU Member State, or any other relevant Governmental Body in any jurisdiction in which the Company, Parent, or any of their respective Affiliates or Subsidiaries is performing activities.

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including, OFAC’s Specially Designated Nationals and Blocked Persons List; (ii) any entity that is in the aggregate 50 percent or greater owned, directly or indirectly, or otherwise controlled by or acting on behalf of a person or persons described in clause (i); (iii) any entity or individual that is resident or organized in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of a Sanctioned Country; or (iv) the Government of Venezuela, as defined in Executive Order 13884 of August 5, 2019.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated by the SEC thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Proceeds” shall have the meaning set forth in Section 2.1(c).

“Software” means all computer programs, applications, middleware, firmware, or other computer software (in object code, bytecode or source code format) and related documentation and materials.

“Specified Indebtedness” means all indebtedness and other obligations of the Company and its Subsidiaries under the Company Credit Agreement.

“Subsequent Certificate of Merger” shall have the meaning set forth in Section 1.3(c).

“Subsequent Merger” shall have the meaning set forth in the Recitals.

“Subsequent Merger Effective Time” shall have the meaning set forth in Section 1.3(c).

“Subsidiary” means an Entity of which another Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Support Agreements” shall have the meaning set forth in the Recitals.

“Surviving Company” shall have the meaning set forth in Section 1.1(b).

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Tail Period” shall have the meaning set forth in Section 5.15(c).

“Tax Return” means any return, report, statement, information return, or claim for refund or other document (including any related or supporting information or schedules) filed or required to be filed with any Governmental Body in connection with the determination, assessment, collection or administration of any Taxes or the administration of any laws, regulations or administrative requirements relating to any Taxes, and including any supplement or amendment thereof.

“Tax” or “Taxes” means any taxes, assessments, fees and other governmental charges imposed by any Governmental Body, including income, franchise, profits, gross receipts, modified gross receipts, net proceeds, alternative or add on minimum, ad valorem, value added, turnover, sales, use, property, environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, withholding, social security (or similar), unemployment, disability, payroll, employment, social contributions, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, or other charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Termination Fee” shall have the meaning set forth in Section 7.3(b).

“Trade Secrets” means all product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, research and development, manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code), computer software and database technologies, systems, structures and architectures (and related processes, formulae, composition, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods, and information), and any other information, however documented, that is a trade secret within the meaning of the applicable trade-secret protection Legal Requirements.

“Trademarks” means all (a) trademarks, service marks, marks, logos, insignias, designs, names, or other symbols, (b) applications for registration of trademarks, service marks, marks, logos, insignias, designs, names, or other symbols, and (c) trademarks, service marks, marks, logos, insignias, designs, names, or other symbols for which registrations has been obtained.

“Transaction Litigation” shall have the meaning set forth in Section 5.18.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, temporary or final Treasury Regulations.

“U.S.C.” means the United States Code of 1926, as amended.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1989, as amended, 29 U.S.C. §§ 2101-2109.

“Warrant Agreement” means that certain Warrant Agreement dated as of August 7, 2017 by and between the Company and American Stock Transfer & Trust Company, LLC.

“Willful and Intentional Breach” means a material breach that is a consequence of an act or an omission by the breaching Party with the actual knowledge that the taking of, or failure to take, such act would constitute a material breach of this Agreement.

“Written Consent Failure” shall have the meaning set forth in Section 5.5(e).

In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.

SELECT ENERGY SERVICES, INC.

By:	/s/ Adam R. Law
Name:	Adam R. Law
Title:	Senior Vice President, General Counsel and Corporate Secretary

NAVY HOLDCO, LLC

By:	/s/ Adam R. Law
Name:	Adam R. Law
Title:	Senior Vice President, General Counsel and Corporate Secretary

NAVY MERGER SUB, INC.

By:	/s/ Adam R. Law
Name:	Adam R. Law
Title:	Senior Vice President, General Counsel and Corporate Secretary

[Signature Page to Agreement and Plan of Merger]

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.

By:	/s/ Charles K. Thompson
Name:	Charles K. Thompson
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]